SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Unaudited
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	2 - DISTRICT Pinheiros

3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9217	14 - FAX -

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address) ,

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	3 - DISTRICT Pinheiros

4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9191	15 - FAX -

16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	1	4/1/2009	6/30/2009	1	1/1/2009	3/31/2009
09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 142.773.658-84

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2009	2 - PREVIOUS QUARTER 3/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2008
Paid-in Capital
1 - Common	133,463	133,088	132,588
2 - Preferred	0	0	0
3 - Total	133,463	133,088	132,588
Treasury share
4 - Common	3,125	3,125	3,125
5 - Preferred	0	0	0
6 - Total	3,125	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 7/31/2009	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
1	Total Assets	4,224,785	3,969,621
1.01	Current Assets	1,528,377	1,502,420
1.01.01	Cash and cash equivalents	231,961	98,184
1.01.01.01	Cash and banks	22,278	42,378
1.01.01.02	Financial Investments	209,683	55,806
1.01.02	Credits	482,092	448,568
1.01.02.01	Trade accounts receivable	482,092	448,568
1.01.02.01.01	Receivables from clients of developments	399,394	382,785
1.01.02.01.02	Receivables from clients of construction and services rendered	59,942	47,263
1.01.02.01.03	Other Receivables	22,756	18,520
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	598,103	685,620
1.01.03.01	Properties for sale	598,103	685,620
1.01.04	Other	216,221	270,048
1.01.04.01	Deferred selling expenses	5,152	719
1.01.04.02	Other receivables	189,515	244,278
1.01.04.03	Prepaid expenses	21,554	25,051
1.02	Non Current Assets	2,696,408	2,467,201
1.02.01	Long Term Receivables	1,166,806	965,070
1.02.01.01	Sundry Credits	993,772	800,393
1.02.01.01.01	Receivables from clients of developments	767,292	645,147
1.02.01.01.02	Properties for sale	226,480	155,246
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	173,034	164,677
1.02.01.03.01	Deferred taxes	112,036	104,190
1.02.01.03.02	Other receivables	20,616	13,989
1.02.01.03.03	Dividends receivables	5,000	5,000
1.02.01.03.04	Escrow deposit	35,382	41,498
1.02.02	Permanent Assets	1,529,602	1,502,131
1.02.02.01	Investments	1,504,731	1,481,503
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	994,979	971,099
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	195,088
1.02.02.01.05	Other Investments	314,664	315,316
1.02.02.02	Property and equipment	21,079	17,337
1.02.02.03	Intangible assets	3,792	3,291
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2	Total Liabilities and Shareholders’ Equity	4,224,785	3,969,621
2.01	Current Liabilities	1,004,021	955,717
2.01.01	Loans and Financing	281,170	345,884
2.01.02	Debentures	106,388	60,758
2.01.03	Suppliers	64,860	45,705
2.01.04	Taxes, charges and contributions	76,553	73,213
2.01.05	Dividends Payable	26,106	26,106
2.01.06	Provisions	9,437	8,385
2.01.06.01	Provision for contingencies	9,437	8,385
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	439,507	395,666
2.01.08.01	Obligations for real estate development	0	0
2.01.08.02	Obligations for purchase of real estate and advances from customers	280,070	287,290
2.01.08.03	Payroll, profit sharing and related charges	29,253	18,621
2.01.08.04	Other liabilities	130,184	89,755
2.02	Non Current Liabilities	1,503,518	1,358,562
2.02.01	Long Term Liabilities	1,503,518	1,358,562
2.02.01.01	Loans and Financing	508,398	307,879
2.02.01.02	Debentures	394,000	442,000
2.02.01.03	Provisions	27,797	0
2.02.01.03.01	Provisions for contingencies	27,797	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	573,323	608,683
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	47,367	46,987
2.02.01.06.02	Deferred income tax and social contribution	141,462	119,775
2.02.01.06.03	Amortization of gain on partial sale of Fit Residential	64,194	116,794
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	14,621	17,249
2.02.01.06.05	Other liabilities	305,679	307,878
2.03	Deferred income	0	0
2.05	Shareholders' equity	1,717,246	1,655,342
2.05.01	Paid-in capital stock	1,214,529	1,211,467
2.05.01.01	Capital Stock	1,232,579	1,229,517
2.05.01.02	Treasury shares	(18,050)	(18,050)
2.05.02	Capital Reserves	189,389	188,315
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	218,827	218,827
2.05.04.01	Legal	21,081	21,081
2.05.04.02	Statutory	159,213	159,213

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	94,501	36,733
2.05.07	Advances for future capital increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Sales and/or Services	285,558	513,554	321,748	535,355
3.01.01	Real estate development and sales	276,587	495,352	312,880	525,131
3.01.02	Construction services rendered	8,971	18,202	8,868	10,224
3.02	Gross Sales Deductions	(9,032)	(16,163)	(9,613)	(15,388)
3.02.01	Taxes on sales and services	(8,290)	(15,090)	(9,109)	(14,450)
3.02.02	Brokerage fee on sales	(742)	(1,073)	(504)	(938)
3.03	Net Sales and/or Services	276,526	497,391	312,135	519,967
3.04	Cost of Sales and/or Services	(182,853)	(356,016)	(222,080)	(362,527)
3.04.01	Cost of Real estate development	(182,853)	(356,016)	(222,080)	(362,527)
3.05	Gross Profit	93,673	141,375	90,055	157,440
3.06	Operating Expenses/Income	(21,493)	(24,990)	(39,148)	(54,451)
3.06.01	Selling Expenses	(16,040)	(32,650)	(15,296)	(30,649)
3.06.02	General and Administrative	(24,943)	(51,025)	(25,195)	(47,194)
3.06.02.01	Profit sharing	(5,736)	(5,736)	(946)	(3,034)
3.06.02.02	Stock option plan expenses	(1,074)	(7,264)	(5,063)	(8,945)
3.06.02.03	Other Administrative Expenses	(18,133)	(38,025)	(19,186)	(32,215)
3.06.03	Financial	(17,864)	(32,247)	18,644	30,259
3.06.03.01	Financial income	22,774	45,665	20,513	35,857
3.06.03.02	Financial Expenses	(40,638)	(77,912)	(1,869)	(5,598)
3.06.04	Other operating income	52,600	105,200	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	52,600	105,200	0	0
3.06.05	Other operating expenses	(22,709)	(47,045)	(17,358)	(13,467)
3.06.05.01	Depreciation and Amortization	(2,109)	(7,019)	(6,177)	(12,736)
3.06.05.02	Amortization of goodwill and negative goodwill	2,628	3,901	294	1,247
3.06.05.03	Other Operating expenses	(23,228)	(43,927)	(11,475)	(1,978)
3.06.06	Equity in results of investees	7,463	32,777	687	6,600
3.07	Total operating profit	72,180	116,385	50,907	102,989

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	72,180	116,385	50,907	102,989
3.10	Provision for income tax and social contribution	0	0	(462)	(678)
3.11	Deferred Income Tax	(14,412)	(21,884)	(7,126)	(18,585)
3.12	Statutory Profit Sharing/Contributions	0	0	(560)	(1,120)
3.12.01	Profit Sharing	0	0	(560)	(1,120)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	57,768	94,501	42,759	82,606
	NUMBER OF SHARES OUTSTANDING EXCLUDING
	TREASURY SHARES (in thousands)	130,338	130,338	129,463	129,463
	EARNINGS PER SHARE (Reais)	0.44322	0.72505	0.33028	0.33028
	LOSS PER SHARE (Reais)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net cash from operating activities	(4,744)	27,027	(134,498)	(209,982)
4.01.01	Cash generated in the operations	44,639	56,027	71,032	148,478
4.01.01.01	Net Income for the year	57,768	94,501	42,759	82,606
4.01.01.02	Stock options expenses	1,074	7,264	5,063	8,945
4.01.01.03	Gain on sale of investments	(52,600)	(105,200)	0	0
4.01.01.04	Unrealized interest and finance charges, net	31,697	67,237	10,888	33,452
4.01.01.05	Deferred taxes	14,412	21,884	7,126	18,586
4.01.01.06	Depreciation and amortization	2,109	7,019	6,177	14,600
4.01.01.07	Amortization of negative goodwill	(2,628)	(3,901)	(294)	(3,311)
4.01.01.08	Equity in the results of investees	(7,463)	(32,777)	(687)	(6,600)
4.01.02	Variation in Assets and Liabilities	(49,113)	(29,000)	(205,980)	(358,460)
4.01.02.01	Trade accounts receivable	(155,669)	(274,468)	(282,217)	(383,014)
4.01.02.02	Properties for sale	16,283	136,539	(125,144)	(239,703)
4.01.02.03	Other Receivables	59,507	42,115	(53,906)	(93,245)
4.01.02.04	Deferred selling expenses	(4,433)	(2,073)	9,387	(640)
4.01.02.05	Prepaid expenses	511	461	(905)	(5,149)
4.01.02.06	Obligations for purchase of real state	(66,447)	(114,200)	157,100	242,415
4.01.02.07	Taxes, charges and contributions	3,340	7,157	7,720	8,399
4.01.02.08	Contingencies	28,849	30,305	249	109
4.01.02.09	Suppliers	19,155	15,170	(9,138)	13,114
4.01.02.10	Advances from customers	59,607	79,781	93,912	77,604
4.01.02.11	Payroll, profit sharing and related charges	10,632	14,204	1,810	(3,249)
4.01.02.12	Other accounts payable	(20,104)	36,698	(3,327)	(977)
4.01.02.13	Credit assignments, net	(344)	(689)	(1,521)	(23,922)
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(81,388)	(189,778)	(59,028)	(154,747)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.02.02	Capital contribution in subsidiary companies	(22,351)	(97,824)	(52,762)	(134,685)
4.02.03	Acquisition of investments	(52,685)	(80,144)	0	0
4.03	Net cash from financing activities	167,224	142,441	242,168	555,007
4.03.01	Capital increase	3,062	3,062	0	125
4.03.02	Loans and financing obtained	299,548	333,700	276,038	306,113
4.03.03	Repayment of loans and financing	(198,202)	(257,108)	(7,129)	(24,482)
4.03.04	Assignment of credits receivable, net	3,927	3,898	229	221
4.03.05	Contributions from venture partners	0	0	0	300,000
4.03.06	Dividends paid - 2007	0	0	(26,970)	(26,970)
4.03.07	CCI – Assignment of credits receivable	58,889	58,889	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	81,092	(20,310)	48,192	190,278
4.05.01	Cash at the beginning of the period	63,814	165,216	535,723	393,637
4.05.02	Cash at the end of the period	144,906	144,906	583,915	583,915

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 TO 06/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342
5.04	Net Income/Loss for the period	0	0	0	0	57,768	0	57,768
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	3,062	0	0	0	0	0	3,062
5.09	Increase in capital reserves	0	1,074	0	0	0	0	1,074
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	189,389	0	200,777	94,501	0	1,717,246

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 06/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	94,501	0	94,501
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	3,062	0	0	0	0	0	3,062
5.09	Increase in capital reserves	0	7,264	0	0	0	0	7,264
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,232,579	189,389	0	200,777	94,501	0	1,717,246

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
1	Total Assets	6,435,538	5,725,838
1.01	Current Assets	3,412,196	3,091,686
1.01.01	Cash and cash equivalents	1,056,312	500,778
1.01.01.01	Cash and banks	129,543	120,169
1.01.01.02	Financial Investments	926,769	380,609
1.01.02	Credits	989,326	982,609
1.01.02.01	Trade accounts receivable	989,326	982,609
1.01.02.01.01	Receivables from clients of developments	921,766	932,039
1.01.02.01.02	Receivables from clients of construction and services rendered	60,164	47,485
1.01.02.01.03	Other Receivables	7,396	3,337
1.01.02.02	Sundry Credits		0
1.01.03	Inventory	1,250,203	1,429,411
1.01.03.01	Properties for sale	1,250,203	1,429,411
1.01.04	Other	116,355	178,636
1.01.04.01	Deferred selling expenses	13,237	15,247
1.01.04.02	Other receivables	78,141	137,787
1.01.04.03	Prepaid expenses	22,098	25,602
1.01.04.04	Deferred taxes	2,879	0
1.02	Non Current Assets	3,023,342	2,634,152
1.02.01	Long Term Receivables	2,770,823	2,386,631
1.02.01.01	Sundry Credits	2,463,722	2,029,554
1.02.01.01.01	Receivables from clients of developments	1,924,000	1,610,739
1.02.01.01.02	Properties for sale	539,722	418,815
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	307,101	357,077
1.02.01.03.01	Deferred taxes	227,848	215,831
1.02.01.03.02	Other receivables	32,323	99,748
1.02.01.03.03	Dividends receivable	0	0
1.02.01.03.04	Escrow deposit	46,930	41,498
1.02.02	Permanent Assets	252,519	247,521
1.02.02.01	Investments	195,088	195,088
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.04	Interest in Subsidiaries - goodwill	195,088	195,088
1.02.02.02	Property and equipment	49,126	45,130
1.02.02.03	Intangible assets	8,305	7,303
1.02.02.04	Deferred charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2	Total Liabilities and Shareholders’ equity	6,435,538	5,725,838
2.01	Current Liabilities	1,506,543	1,522,005
2.01.01	Loans and Financing	388,671	467,788
2.01.02	Debentures	113,902	60,758
2.01.03	Suppliers	155,701	108,058
2.01.04	Taxes, charges and contributions	120,624	134,683
2.01.05	Dividends Payable	26,106	26,106
2.01.06	Provisions	9,437	8,385
2.01.06.01	Provision for contingencies	9,437	8,385
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	692,102	716,227
2.01.08.01	Obligations for real estate development	0	0
2.01.08.02	Obligations for purchase of real estate and advances from customers	489,656	517,537
2.01.08.03	Payroll, profit sharing and related charges	71,159	60,226
2.01.08.04	Other liabilities	103,128	138,464
2.01.08.05	Deferred taxes	28,159	0
2.02	Non Current Liabilities	2,584,853	1,869,990
2.02.01	Long Term Liabilities	2,584,853	1,869,990
2.02.01.01	Loans and Financing	746,180	592,140
2.02.01.02	Debentures	994,000	442,000
2.02.01.03	Provisions	67,532	43,634
2.02.01.03.01	Provisions for contingencies	67,532	43,634
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	817	2,988
2.02.01.06	Others	776,324	789,228
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	140,439	193,301
2.02.01.06.02	Deferred taxes	276,582	266,254
2.02.01.06.03	Other liabilities	359,303	329,673
2.03	Deferred income	79,802	134,043
2.03.01	Negative goodwill on acquisition of subsidiaries	15,608	17,249
2.03.02	Amortization of gain on partial sale of Fit Residential	64,194	116,794
2.04	Minority Interests	547,094	544,458
2.05	Shareholders' equity	1,717,246	1,655,342
2.05.01	Paid-in capital stock	1,214,529	1,211,467
2.05.01.01	Capital Stock	1,232,579	1,229,517
2.05.01.02	Treasury shares	(18,050)	(18,050)
2.05.02	Capital Reserves	189,389	188,315
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	218,827	218,827
2.05.04.01	Legal	21,081	21,081

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2009	4 – 3/31/2009
2.05.04.02	Statutory	159,213	159,213
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	94,501	36,733
2.05.07	Advances for future capital increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Sales and/or Services	733,197	1,299,008	476,995	843,243
3.01.01	Real estate development and sales	723,409	1,281,921	467,369	833,249
3.01.02	Construction services rendered	9,788	17,087	9,626	9,994
3.02	Gross Sales Deductions	(27,379)	(51,303)	(18,174)	(29,669)
3.02.01	Taxes on sales and services	(24,249)	(45,959)	(15,444)	(25,859)
3.02.02	Brokerage fee on sales	(3,130)	(5,344)	(2,730)	(3,810)
3.03	Net Sales and/or Services	705,818	1,247,705	458,821	813,574
3.04	Cost of Sales and/or Services	(514,465)	(901,713)	(323,221)	(567,837)
3.04.01	Cost of Real estate development	(514,465)	(901,713)	(323,221)	(567,837)
3.05	Gross Profit	191,353	345,992	135,600	245,737
3.06	Operating Expenses/Income	(93,355)	(183,193)	(57,244)	(110,356)
3.06.01	Selling Expenses	(51,182)	(97,788)	(30,923)	(52,342)
3.06.02	General and Administrative	(59,312)	(115,230)	(38,023)	(73,557)
3.06.02.01	Profit sharing	(7,395)	(8,747)	710	(2,882)
3.06.02.02	Stock option plan expenses	(3,746)	(12,313)	(5,550)	(9,877)
3.06.02.03	Other Administrative Expenses	(48,171)	(91,170)	(33,192)	(60,798)
3.06.03	Financial	(12,720)	(21,929)	22,680	36,691
3.06.03.01	Financial income	37,768	73,925	26,321	44,915
3.06.03.02	Financial Expenses	(50,488)	(95,224)	(3,641)	(8,224)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	29,859	51,754	(10,969)	(21,148)
3.06.05.01	Depreciation and Amortization	(6,400)	(14,382)	(8,763)	(18,204)
3.06.05.02	Gain on partial sale of Fit Residential – negative goodwill amortiz	52,600	105,200	0	0
3.06.05.03	Other Operating expenses	(16,341)	(39,064)	(2,206)	(2,944)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	97,998	162,799	78,356	135,381

3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	97,998	162,799	78,356	135,381
3.10	Provision for income tax and social contribution	(4,519)	(10,831)	(4,498)	(8,260)
3.11	Deferred Income Tax	(16,102)	(26,103)	(14,463)	(24,280)
3.12	Statutory Profit Sharing/Contributions	0	0	(560)	(1,120)
3.12.01	Profit Sharing	0	0	(560)	(1,120)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(19,609)	(31,364)	(16,076)	(19,115)
3.15	Net income for the Period	57,768	94,501	42,759	82,606
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	130,338	130,338	129,463	129,463
	EARNINGS PER SHARE (Reais)	0.44322	0.44322	0.33028	0.33028
	LOSS PER SHARE (Reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net cash from operating activities	(133,437)	(251,424)	(180,043)	(385,869)
4.01.01	Cash generated in the operations	77,217	130,436	86,780	177,300
4.01.01.01	Net Income for the year	57,768	94,501	42,759	82,606
4.01.01.02	Stock options expenses	3,746	12,313	5,550	9,877
4.01.01.03	Gain on sale of investments	(52,600)	(105,200)	0	0
4.01.01.04	Unrealized interest and finance charges, net	45,752	83,628	15,245	42,333
4.01.01.05	Deferred taxes	16,102	26,103	14,463	24,280
4.01.01.06	Depreciation and amortization	8,041	17,296	8,362	20,620
4.01.01.07	Amortization of negative goodwill	(1,641)	(2,914)	401	(2,416)
4.01.01.08	Disposal of fixed asset	49	4,709	0	0
4.01.02	Variation in Assets and Liabilities	(210,654)	(381,860)	(266,823)	(563,169)
4.01.02.01	Trade accounts receivable	(319,726)	(794,781)	(370,206)	(537,438)
4.01.02.02	Properties for sale	58,301	239,051	(181,835)	(399,784)
4.01.02.03	Other Receivables	128,667	140,073	(20,980)	(73,732)
4.01.02.04	Deferred selling expenses	(3,866)	(5,809)	14,074	563
4.01.02.05	Prepaid expenses	519	313	(884)	(3,337)
4.01.02.06	Obligations for purchase of real estate	(112,575)	(110,635)	138,564	258,432
4.01.02.07	Taxes, charges and contributions	(14,059)	7,457	11,506	19,593
4.01.02.08	Contingencies	24,950	23,439	522	382
4.01.02.09	Suppliers	47,643	43,001	3,350	32,435
4.01.02.10	Advances from customers	31,832	86,868	114,348	109,179
4.01.02.11	Payroll, profit sharing and related charges	10,933	41,468	(1,796)	(4,017)
4.01.02.12	Other accounts payable	(76,844)	(77,631)	4,182	9,133
4.01.02.13	Credit assignments, net	13,571	25,326	22,332	25,422

4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(43,071)	(80,064)	(14,058)	(18,417)
4.02.01	Purchase of property and equipment and intangible assets	(13,089)	(15,879)	(14,058)	(18,417)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 -4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.02.02	Capital contribution in subsidiary companies	0	0	0	0
4.02.03	Acquisition of investments	(29,982)	(64,185)	0	0
4.03	Net cash from financing activities	702,060	718,113	243,928	663,329
4.03.01	Capital increase	3,062	3,062	0	125
4.03.02	Loans and financing obtained	930,036	981,667	292,467	389,626
4.03.03	Repayment of loans and financing	(292,999)	(380,348)	(17,404)	(41,373)
4.03.04	Assignment of credits receivable, net	3,581	(14,354)	(4,165)	41,921
4.03.05	Contributions from venture partners	0	0	0	300,000
4.03.06	Proceeds from subscription of redeemable equity interest in securitization fund	(10,935)	58,771	0	0
4.03.07	Dividends paid - 2007	0	0	(26,970)	(26,970)
4.03.08	CCI – assignment of credits receivable	69,315	69,315	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	525,552	386,625	49,827	259,043
4.05.01	Cash at the beginning of the period	389,647	528,574	726,636	517,420
4.05.02	Cash at the end of the period	915,199	915,199	776,463	776,463

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2009 TO 06/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	188,315	0	200,777	36,733	0	1,655,342
5.04	Net Income/Loss for the period	0	0	0	0	57,768	0	57,768
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	3,062	0	0	0	0	0	3,062
5.09	Increase in capital reserves	0	1,074	0	0	0	0	1,074
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,232,579	189,389	0	200,777	94,501	0	1,717,246

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 06/30/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	94,501	0	94,501
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	3,062	0	0	0	0	0	3,062
5.09	Increase in capital reserves	0	7,264	0	0	0	0	7,264
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,232,579	189,389	0	200,777	94,501	0	1,717,246

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHERS	Base Date - 06/30/2009

01610-1 GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO QUARTERLY INFORMATION

(In thousands of Brazilian reais, unless otherwise stated)

1 Operations

Gafisa S.A. (the "Company") started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged the operations of Tenda and Fit Residencial Empreendimentos Imobiliários Ltda., by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa’s Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial. The Tenda shares received by the Company in exchange for Fit Residencial quotas will have the same rights, attributed on the date of the merger of the shares by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders’ Meeting by the Company’s shareholders (Note 8).

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of the partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A. The real estate ventures that were being conducted together by the parties started to be carried out separately, Gafisa in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership, in addition to the operation of Bairro Novo Empreendimentos Imobiliários S.A.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

Page: 1

2 Presentation of the Quarterly Information

This quarterly information was approved by the Board of Directors in their meeting held on July 30, 2009.

(a) Basis of presentation

The quarterly information (“ITR”) was prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate Law (“Corporate Law”), and the Accounting Standards Committee (“CPC”), the Federal Accounting Council (“CFC”), the IBRACON – Institute of Independent Auditor of Brazil (“IBRACON”) and additional regulations and resolutions of the Brazilian Securities Commission (“CVM”). For comparison purposes the Company and its subsidiaries opted for, as provided for by the CVM/SNC/SEP Circular Letter No. 02/2009, to disclose the ITR for 2009, compared to the same prior period ended June 30, 2008, adjusted according to the same practices effective in the current year’s quarter.

	Parent
	company	Consolidated

Shareholders’ equity as originally reported as of June 30, 2008	1,631,284	1,631,284
Adjustment to present value of assets and liabilities	(32,220)	(58,963)
Barter transactions – financial development progress	11,819	11,617
Warranty provision.	(10,317)	(16,107)
Depreciation of sales stands, facilities, model apartments and related furnishings	(13,229)	(17,341)
Other	15,474	4,307
Equity in results of investees	7,452	-
Minority interest	-	55,466

Shareholders’ equity adjusted as of June 30, 2008	1,610,263	1,610,263

Page: 2

	Quarter		1st Half

	Parent		Parent
	company	Consolidated	company	Consolidated

Net income as originally reported for the period ended June 30, 2008	58,749	58,749	100,395	100,395
Adjustment to present value of assets and liabilities	(6,018)	(8,844)	1,633	(1,494)
Barter transactions	1,439	1,237	1,439	1,237
Stock option plans	(5,063)	(5,550)	(8,945)	(9,877)
Warranty provision	(808)	(446)	(1,615)	(1,827)
Depreciation of sales stands, facilities, model apartments and related furnishings	(918)	(2,754)	(3,279)	(6,027)
Other	2,263	1,639	2,188	1,184
Equity in results of investees	(6,885)	-	(9,210)	-
Minority interest	-	(1,272)	-	(986)

Net income adjusted for the period ended June 30, 2008	42,759	42,759	82,606	82,606

The effects of changes to Brazilian accounting practices on the parent company and consolidated results of operations and shareholders’ equity are as follows:

(i) Cash equivalents

The Company and its subsidiaries classify highly-liquid short-term investments which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value as Cash equivalents, pursuant to CPC No. 03, "Statement of Cash Flows".

(ii) Investments

The Company considered the effects of equity in results and minority interest in the adjustments related to the initial adoption of the Law in the financial statements.

(iii) Financial instruments and fair value

Pursuant to CPC No. 14, "Financial Instruments: Recognition, Measurement and Evidence", financial instruments are classified among four categories: (i) financial assets or liabilities measured at fair value through income, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized. At June 30, 2009, the Company has financial assets and liabilities classified in the categories (i) and (iii).

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At June 30 and March 31, 2009, the Company designated certain financial assets (swap contracts) and liabilities (foreign currency liabilities) as measured at fair value through income, to reduce or mitigating volatility from inconsistent measurement bases which would happen if they were not so designated.

For financial assets without an active market or market quotation, the Company measures the fair value by applying valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models always maximizing sources of information provided by the market and minimizing management sourced data. The Company evaluates if there is objective evidence of asset impairment at the balance sheet date indicating that a financial asset or a group of financial assets is recorded at an amount which exceeds its recoverable amount.

(iv) Debenture and share issuance expenses

As per CPC No. 08, "Transaction Costs and Premiums on Issuance of Securities", share issuance expenses are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

(v) Stock options

As approved by its Board of Directors, the Company offers its selected executives share-based compensation plans ("Stock Options"), under which options are granted in return for services received.

CPC No. 10, “Share-based Compensation”, requires that the options, calculated at the grant date, be recognized as an expense against shareholders' equity, as such services are rendered.

(vi) Deferred charges

As required by CPC No. 13, “Initial Adoption of Law 11,638/07 and MP No. 449/08”, deferred pre-operating expenses were written off to retained earnings at the transition date (January 1, 2006 in the case of the Company). Additionally, the amortization recorded as expenses in results for the year was reversed against the original deferred charges, and the additions prior to the initial adoption of the Law were recognized in retained earnings.

(vii) Adjustment to present value of assets and liabilities

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In conformity with CPC No. 12, "Adjustment to Present Value", the assets and liabilities arising from long-term transactions were adjusted to present value.

As specified by CPC Interpretation ("CPC (O)") No. 01, "Real Estate Development Entities", for inflation-indexed receivables arising from installment sales of unfinished units, including the amount due on delivery of the units which does not accrue interest, were discounted to present value. The reversal of the present value adjustment, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the post-delivery period.

The financial charges on funds used in the construction and finance of real estate ventures are capitalized. Accordingly, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

(viii) Warranty provision

Consistent with CPC (O) No. 01, “Real Estate Development Entities”, the Company and its subsidiaries record a provision for warranties, unless a third party provides warranties for the services rendered during construction. The warranty term is five years from the delivery of the unit.

(ix) Barter transactions

As per CPC (O) No. 01, “Real Estate Development Entities”, for barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed. The percentage-of-completion criteria adopted for appropriation of income is also applied to these transactions.

(x) Expenditures on sales stands, model apartments and related furnishings

As per CPC (O) No. 01, “Real Estate Development Entities”, expenditures incurred for the construction of sales stands, model apartments and related furnishings are capitalized as Property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year subject to periodical analysis of asset impairment.

(xi) Tax effects and Transitory Tax Regime (“RTT”)

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The income tax and social contribution effects arising from the initial adoption of the Law and MP No. 449/08 were recorded based on the pre-existing tax regulations, when applicable.

The election of Gafisa S.A. and its subsidiaries elections to follow the provisions of the RTT, as provided for by MP No. 449/08, will be declared in the corporate income tax returns (DIPJ) for 2009.

(b) Use of estimates

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the quarterly information and the reported amounts of revenues and expenses during the reporting period. The quarterly information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, allowance for doubtful accounts, warranty provision, provisions necessary for the impairment of assets, the provision for credits not recognized related to deferred tax, and the recognition of contingent liabilities. Actual results may differ from the estimates.

(c) Consolidation principles

The consolidated quarterly information includes the accounts of Gafisa S.A. and those of all of its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including investments, current accounts, dividends receivable, income and expenses and unrealized results among consolidated companies.

Transactions and balances with related parties, shareholders and investees are disclosed in the respective notes.

The statement of changes in shareholders' equity reflects the changes in Gafisa S.A. (parent company).

3 Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the quarterly information are as follows:

(a) Recognition of results

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(i) Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold, are recognized over the course of the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

In the sales of unfinished units, the following procedures and rules were observed:

  The incurred cost (including the costs related to land) corresponding to the units sold is fully appropriated to the result.

  The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized.

  Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and Advances from clients".

  Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

  The financial charges on accounts payable for the acquisition of land and real estate credit operations during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

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The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii) Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate. The revenues are recognized as services are rendered, net of the corresponding costs incurred, in the amounts of R$ 39,774 and R$ 21,725 (consolidated) and R$ 31,701 and R$ 13,783 (parent company) for the periods ended June 30, 2009 and 2008. For the quarters ended June 30, 2009 and 2008, the recognized amounts are R$ 21,629 and R$ 10,976 (consolidated) and R$ 17,856 and R$ 6,745 (parent company).

(iii) Revenues and costs related to barter transactions

Revenues, as well as costs incurred from barter transactions are appropriated to income over the construction period of the projects based on the financial measure of completion. In the period ended June 30, 2009, revenues and costs of these transactions, at same value, totaled R$ 20,054 (parent company) and R$ 24,547 (consolidated) (period ended June 30, 2008 – R$ 24,580 (parent company) and R$ 25,355 (consolidated)). In the quarter ended June 30, 2009, such amounts totaled R$ 12,091 (parent company) and R$ 15,955 (consolidated) (quarter ended June 30, 2008 –R$ 10,687 (parent company) and R$ 11,462 (consolidated)).

(b) Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption, recognized at market value.

At June 30 and March 31, 2009, the amount related to investment funds is recorded at market value.

Investment funds in which the Company is the sole investor are fully consolidated.

(c) Receivables from clients

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These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units. The balance of accounts receivable (after delivery) generally accrues annual interest of 12%. The financial revenues are recorded in results under "Real estate development"; the interest recognized for the period and quarter ended June 30, 2009 and 2008 totaled R$19,531 and R$ 9,392, and R$ 9,122 and R$ 6,080 (parent company), and R$ 27,990 and R$ 19,157, and R$ 11,814 and R$ 11,171 (consolidated), respectively.

(d) Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e) Investment Fund of Receivables ("FIDC”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid up by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of the FDICs arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still has control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its financial statements, the Company includes the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in consolidated minority interests, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

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The financial costs of these transactions are appropriated on a pro rata basis under the adequate heading of financial expenses.

(f) Real estate credit certificate (“CCI”)

The Company carries out the assignment and/or securitization of receivables related to credits with statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit.

(g) Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable. This analysis is consistently applied to residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Interest capitalized for the period ended June 30, 2009 totaled R$ 28,861 (parent company) and R$ 50,136 (consolidated) (March 31, 2009 – R$ 16,292 (parent company) and R$ 24,236 (consolidated)). In the quarter ended June 30, 2009, the capitalized amount totaled R$ 12,569 (parent company) and R$ 25,900 (consolidated).

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(h) Deferred selling expenses

These include brokerage expenditures, recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission due by the buyer are not recognized as revenue or expense of the Company.

(i) Warranty provision

At June 30 and March 31, 2009, the Company and its subsidiaries had a provision to cover expenditures for repairing construction defects during the warranty period, amounting to R$ 14,452 and R$ 13,257 (consolidated), respectively, except for the subsidiaries that operate with outsourced companies, which are themselves guarantors of the construction services provided. The warranty period is five years from the delivery of the unit.

(j) Prepaid expenses

These refer to sundry expenses which are taken to income over in the period to which they relate.

(k) Property and equipment

Stated at cost. Depreciation is calculated on the straight-line method based on the estimated useful life of the assets, as follows: vehicles - 5 years; (ii) furniture, fixtures and other installations - 10 years; and (iii) sales stands, model apartments and related furnishings - 1 year.

(l) Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, stated at acquisition cost, and are amortized over a period of up to five years.

(m) Investments in subsidiaries and jointly-controlled investees

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(i) Net equity value

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative movements after acquisitions are recorded in the investment account. Unrealized gains or transactions between Gafisa S.A. and its associated and subsidiary companies are eliminated in proportion to the Company’s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or makes advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency.

(ii) Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Up to December 31, 2008, the goodwill was amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Pursuant to OCPC02, from January 1, 2009 goodwill is no longer amortized in results for the period.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the unamortized portion of recorded goodwill, and makes an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.

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Negative goodwill that is justified economically is appropriated to results as the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

(n) Obligations for purchase of land and advances from clients (barter transactions)

These are contractual obligations established for purchases of land in inventory (Properties for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as Advances from clients.

(o) Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses, appropriated to results when incurred.

(p) Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared using internal assumptions. New circumstances and economic scenarios may, therefore change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, but offset is restricted to 30% of annual taxable income. Entities taxed on the presumed profit regime cannot offset prior year losses against tax payable.

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In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15).

(q) Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses.

The liability for future compensation of employee vacations earned is fully accrued. Gafisa S.A. and its subsidiaries do not offer private pension or retirement plans to employees.

(r) Stock option plans

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan. and recognized as expense through the vesting date.

(s) Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

Additionally, the Company's bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

(t) Present value adjustment

Certain asset and liability items were adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

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(u) Cross-currency interest rate swap and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(v) Financial liabilities recorded at fair value

The Company recorded certain loans denominated in foreign currency as financial liabilities at fair value through income. These transactions are directly linked to the cross-currency interest rate swaps described in the preceding item and are recognized at market value. Changes in the market value of financial liabilities are directly recognized in results.

(w) Impairment of financial assets

At each balance sheet date, or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, the Company evaluates whether there are any indications of impairment of a financial asset or group of financial assets in relation to the market value, and its ability to generate positive cash flows to support its realization. A financial asset or group of financial assets is considered impaired when there is objective evidence of a decrease in recoverable value as a result of one or more events that occurred after the initial recognition of the asset, which impact estimated future cash flows.

(x) Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the end of each period, net of treasury shares.

(y) Reclassification

At June 30, 2009, the Company changed, with retroactive application (reclassification of the balances as of March 31, 2009), the criterion adopted for separation of Receivables from clients into current and long term, in order to improve the presentation of quarterly information, as provided for in the CVM Resolution No. 506.

4 Cash and Cash Equivalents

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		Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Cash and cash equivalents
Cash and banks	22,278	42,378	129,543	120,169
Cash equivalents
Investment funds	1,410	2,202	18,015	63,932
Securities purchased under agreement to resell	77,978	1,004	13,111	10,170
Bank Certificates of Deposits – CDBs	43,240	18,230	754,530	195,376

Total cash and cash equivalents	144,906	63,814	915,199	389,647

Restricted cash in guarantee of loans	87,055	34,370	141,113	111,131

Total financial investments	209,683	55,806	926,769	380,609

Total cash and cash equivalents	231,961	98,184	1,056,312	500,778

At June 30, 2009, Bank Deposit Certificates – CDBs include earned interest from 94% to 105% (March 31, 2009 - 95% to 107%) invested in first class financial institutions.

Pursuant to CVM Instruction No. 408/04, financial investments in investment funds in which the Company has an exclusive interest are consolidated.

5 Receivables from clients

		Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

		(reclassified)		(reclassified)

Current	482,092	448,568	989,326	982,861
Non-current	767,292	645,147	1,924,000	1,610,739

Total net of adjustment to present value	1,249,384	1,093,715	2,913,326	2,593,600

Adjustment to present value (informative)	(20,333)	(20,045)	(68,139)	(62,901)

The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 123,592 in the consolidated at June 30, 2009 (March 31, 2009 - R$ 140,122), and are classified in Obligations for purchase of land and advances from clients.

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The allowance for doubtful accounts for Tenda totaled R$ 18,815 (consolidated) at June 30, 2009 and March 31, 2009, and is considered sufficient by the Company's management to cover future losses on the realization of accounts receivable of this subsidiary.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The total reversal value of the adjustment to present value recognized in the real estate development revenue for the periods and quarters ended June 30, 2009 and 2008 amounted to R$ 979 and R$ 3,353 – revenue, and R$ 2,250 and R$ (3,451) (parent company), and R$ (9,770) and R$ (1,887), and R$ (11,568) and R$ (10,118) (consolidated), respectively.

On March 31, 2009, the Company carried out a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables of Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa FDIC will remunerate for performing, among other duties, the control of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664 (respectively, R$ 119,622 discounted to present value at March 31, 2009). The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value) – (Note 8). Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it has included discloses at June 30, 2009 receivables amounting to R$ 76,845 in the group of accounts of receivables from clients, and R$ 58,771 is reflected in consolidated minority interests, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

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On June 26, 2009, the Company carried out a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits of Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Creditors - Credit Assignment".

Eight book-entry CCIs were issued, amounting to R$69,315 at the date of issue. These 8 CCIs are backed by Receivables falling due in installments up to June 26, 2014 (“CCI-Investor”).

CCI-Investor, pursuant to Article 125 of the Civil Code, will have a general guarantee represented by statutory lien on real estate units, as soon as the suspensive condition included in the registration takes place, in the record of the respective real estate units, (i) of the assignment of Receivables from the Assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (ii) of the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

As mentioned above Gafisa will be remunerated for performing, among other duties, the control of the receipt of receivables, underlying the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6 Properties for sale

		Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Land	375,657	434,932	747,762	724,105
Property under construction	407,470	371,934	896,900	973,884
Completed units	41,456	34,000	145,263	150,237

Total, net of adjustment to present value	824,583	840,866	1,789,925	1,848,226

Current portion	598,103	685,620	1,250,203	1,429,411
Non-current portion	226,480	155,246	539,722	418,815

Adjustment to present value (informative)	23,615	22,140	16,624	13,221

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At June 30 and March 31, 2009, the balance of land acquired through barter transactions totaled R$ 48,091 and R$ 47,234 (parent company) and R$ 99,777 and R$ 99,208 (consolidated).

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As mentioned in Note 9, the balance of capitalized financial charges at June 30 and March 31, 2009 amounts to R$ 76,987 and R$ 75,153 (parent company) and R$ 97,238 and R$ 91,254 (consolidated).

The adjustment to present value in properties for sale refers to the adjustment to present value of Obligations for purchase of Land without effect on results (Note 13).

7 Other accounts receivable

		Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Current accounts related to
real estate ventures (*)	111,491	151,994	11,620	71,181
Advances to suppliers	2,992	8,817	42,571	46,937
Credit assignment receivable	4,093	8,019	4,087	8,014
Client financing to be released	4,392	4,392	4,700	5,009
Deferred Pis and Cofins	6,416	6,416	10,264	14,042
Recoverable taxes	9,424	10,542	26,460	24,513
Advances for future capital increase	48,035	52,636	-	-
Loan	13,583	13,154	-	-
Other	9,705	2,297	10,762	67,839

	210,131	258,267	110,464	237,535

Current portion	189,515	244,278	78,141	137,787
Non-current portion	20,616	13,989	32,323	99,748

(*) The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. Other payables to partners of real estate ventures are presented separately.

As mentioned in Note 1, on June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in “Current accounts related to real estate ventures”), payable in 36 monthly installments from March 2010 to March 2013. The amount of each installment will be increased by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of the IGPM.

Page: 19

8 Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was being amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on the accrual basis of accounting. From January 1, 2009, the goodwill on the acquisition of AUSA is no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, for impairment and potential losses. The Company has a commitment to purchase the remaining 40% of AUSA's capital stock based on the fair value of AUSA, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the following five years (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion.

On October 26, 2007, the Company acquired 70% of Cipesa and Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting for R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill on the acquisition of Nova Cipesa will be evaluated, at least annually for impairment and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which is being amortized exponentially and progressively up to March 31, 2009, based on the estimated profit before taxes on net income of these SPEs. In the period ended June 30, 2009, the Company amortized negative goodwill amounting to R$ 3,901 arising from the acquisition of these SPEs (June 30, 2008 – R$ 5,634).

Page: 20

As mentioned in Note 1, on October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008. In the period ended June 30, 2009, the Company amortized R$ 105,200 of gain on partial sale of Fit Residencial.

(a) Ownership interests

(i) Information on investees

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Jun/09	Mar/09	Jun/09	Mar/09	Jun/09	Jun/08

Tenda	60.00	60.00	1,101,190	1,077,488	34,446	-
Fit Residencial	-	-	-	-	-	117
SPE Cotia	-	100.00	-	83,663	272	-
Bairro Novo	50.00	50.00	-	-	-	(8,885)
AUSA	60.00	60.00	72,411	64,809	2,683	16,631
Cipesa Holding	70.00	70.00	42,895	62,121	(615)	(348)
Península SPE1 S.A.	50.00	50.00	(4,480)	(785)	(3,342)	124
Península SPE2 S.A.	50.00	50.00	83	631	(15)	(1,307)
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,211	2,299	(79)	(145)
Gafisa SPE 27 Ltda	100.00	-	13,949	-	(943)	-
Gafisa SPE 28 Ltda	100.00	-	(3,572)	-	(1,863)	-
Gafisa SPE 30 Ltda	100.00	-	18,089	-	(474)	-
Gafisa SPE 31 Ltda	100.00	-	26,804	-	(628)	-
Gafisa SPE 35 Ltda	100.00	-	6,558	-	(109)	-
Gafisa SPE 36 Ltda	100.00	-	4,138	-	(1,157)	-
Gafisa SPE 37 Ltda	100.00	-	3,504	-	(655)	-
Gafisa SPE 38 Ltda	100.00	-	6,874	-	48	-
Gafisa SPE 39 Ltda	100.00	-	7,142	-	797	-
Gafisa SPE 41 Ltda	100.00	-	28,706	-	(5,758)	-
Villagio Trust	50.00	-	4,164	-	(692)	-
Gafisa SPE 40 Ltda.	50.00	50.00	5,416	5,264	(135)	1,177
Gafisa SPE 42 Ltda.	50.00	50.00	15,145	8,060	5,144	2,465
Gafisa SPE 44 Ltda.	40.00	40.00	(478)	(436)	(100)	(123)
Gafisa SPE 45 Ltda.	100.00	99.80	(151)	(450)	(1,207)	-
Gafisa SPE 46 Ltda.	60.00	60.00	7,479	5,578	(180)	2,371
Gafisa SPE 47 Ltda.	80.00	80.00	12,987	8,272	(107)	(6)
Gafisa SPE 48 Ltda.	100.00	99.80	-	24,304	1,674	3,087
Gafisa SPE 49 Ltda.	100.00	99.80	206	(58)	(3)	(4)
Gafisa SPE 53 Ltda.	80.00	80.00	3,771	3,234	779	1,070

Page: 21

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Jun/09	Mar/09	Jun/09	Mar/09	Jun/09	Jun/08

Gafisa SPE 55 Ltda.	100.00	99.80	-	23,245	2,776	(1,098)
Gafisa SPE 65 Ltda.	80.00	70.00	2,987	3,021	140	(764)
Gafisa SPE 68 Ltda.	100.00	99.80	-	-	-	(1)
Gafisa SPE 72 Ltda.	80.00	60.00	902	879	(1)	-
Gafisa SPE 73 Ltda.	80.00	70.00	2,922	2,913	(48)	(1)
Gafisa SPE 74 Ltda.	100.00	99.80	(341)	(337)	(11)	(1)
Gafisa SPE 59 Ltda.	100.00	99.80	(3)	(3)	(2)	-
Gafisa SPE 76 Ltda.	50.00	99.80	-	-	-	(1)
Gafisa SPE 78 Ltda.	100.00	99.80	-	-	-	(1)
Gafisa SPE 79 Ltda.	100.00	99.80	(2)	(1)	(2)	(1)
Gafisa SPE 75 Ltda.	100.00	99.80	(44)	(32)	(17)	-
Gafisa SPE 80 Ltda.	100.00	99.80	(1)	-	(2)	-
Gafisa SPE-85 Empr. Imob.	80.00	60.00	3,756	2,543	1,451	-
Gafisa SPE-86 Ltda.	50.00	99.80	740	(249)	(476)	-
Gafisa SPE-81 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-82 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-83 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-87 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-88 Ltda.	100.00	99.80	1,794	1	-	-
Gafisa SPE-89 Ltda.	100.00	99.80	19,860	1	(1,072)	-
Gafisa SPE-90 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-84 Ltda.	100.00	99.80	1	1	-	-
Dv Bv SPE S.A.	50.00	50.00	459	(428)	897	36
DV SPE S.A.	50.00	50.00	1,730	955	799	21
Gafisa SPE 22 Ltda.	100.00	100.00	5,972	5,848	526	167
Gafisa SPE 29 Ltda.	70.00	70.00	114	234	(142)	243
Gafisa SPE 32 Ltda.	80.00	80.00	351	123	131	(18)
Gafisa SPE 69 Ltda.	100.00	99.80	1,917	(460)	(224)	-
Gafisa SPE 70 Ltda.	55.00	55.00	12,686	12,150	(62)	(1)
Gafisa SPE 71 Ltda.	80.00	70.00	1,932	1,367	943	-
Gafisa SPE 50 Ltda.	80.00	80.00	9,755	7,675	2,750	1,146
Gafisa SPE 51 Ltda.	95.00	95.00	-	25,893	8,096	4,220
Gafisa SPE 61 Ltda.	100.00	99.80	(17)	(15)	(2)	(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	23,007	29,476	(2,371)	5,298
O Bosque Empr. Imob. Ltda.	60.00	30.00	8,892	9,172	(679)	-
Alta Vistta	50.00	50.00	4,381	5,524	953	1,425
Dep. José Lages	50.00	50.00	577	281	692	6
Sitio Jatiuca	50.00	50.00	5,255	2,821	3,997	1,442
Spazio Natura	50.00	50.00	1,400	1,400	(1)	(11)
Parque Águas	50.00	50.00	(724)	(1,113)	568	(1,199)
Parque Arvores	50.00	50.00	(987)	(1,669)	314	(901)
Dubai Residencial	50.00	50.00	6,428	5,172	101	-
Cara de Cão	65.00	65.00	-	47,456	2,319	(1)
Costa Maggiore	50.00	50.00	2.994	3,301	1,065	4,447
Gafisa SPE-91 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-92 Ltda.	100.00	100.00	(83)	1	(84)	-
Gafisa SPE-93 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-94 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-95 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-96 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-97 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-100 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-101 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-102 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-103 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-104 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-105 Ltda.	100.00	100.00	1	1	-	-

Page: 22

	Interest - %		Shareholders’ equity		Net income (loss)

Investees	Jun/09	Mar/09	Jun/09	Mar/09	Jun/09	Jun/08

Gafisa FIDC	100.00	100.00	18,074	18,958	-	-

(ii) Recorded balances

	Interest - %		Investments		Equity in earnings (losses)

Investees	Jun/09	Mar/09	Jun/09	Mar/09	Jun/09	Jun/08

Tenda	60.00	60.00	660,632	645,164	23,303	-
Fit Residencial	-	-	-	-	-	117
Bairro Novo	50.00	50.00	-	-	-	(4,441)
SPE Cotia	-	100.00		41,832	136
AUSA	60.00	60.00	43,447	38,886	1,920	9.979
Cipesa Holding	70.00	70.00	42,895	43,412	(615)	(348)

			746,974	769,294	24,744	5,307

Península SPE1 S.A.	50.00	50.00	(2,240)	(392)	(1,671)	62
Península SPE2 S.A.	50.00	50.00	42	316	(8)	(654)
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,211	2,299	(79)	(131)
Gafisa SPE 27 Ltda	100.00	-	13,949	-	(943)	-
Gafisa SPE 28 Ltda	100.00	-	(3,572)	-	(1,863)	-
Gafisa SPE 30 Ltda	100.00	-	18,089	-	(474)	-
Gafisa SPE 31 Ltda	100.00	-	26,804	-	(628)	-
Gafisa SPE 35 Ltda	100.00	-	6,558	-	(109)	-
Gafisa SPE 36 Ltda	100.00	-	4,138	-	(1,157)	-
Gafisa SPE 37 Ltda	100.00	-	3,504	-	(655)	-
Gafisa SPE 38 Ltda	100.00	-	6,874	-	48	-
Gafisa SPE 39 Ltda	100.00	-	7,142	-	797	-
Gafisa SPE 41 Ltda	100.00	-	28,706	-	(5,758)	-
Villagio Trust	50.00	-	2,082	-	(346)	-
Gafisa SPE 40 Ltda.	50.00	50.00	2,708	2,632	(213)	589
Gafisa SPE 42 Ltda.	50.00	50.00	7,573	4,030	2,574	1,234
Gafisa SPE 59 Ltda.	100.00	99.80	(3)	(3)	(2)	-
Gafisa SPE 44 Ltda.	40.00	40.00	(191)	(174)	(40)	(49)
Gafisa SPE 45 Ltda.	100.00	99.80	(151)	(450)	(151)	-
Gafisa SPE 46 Ltda.	60.00	60.00	4,487	3,455	(251)	1,423
Gafisa SPE 47 Ltda.	80.00	80.00	10,389	6,618	(86)	(5)
Gafisa SPE 48 Ltda.	100.00	99.80	-	24,304	993	3,082
Gafisa SPE 49 Ltda.	100.00	99.80	206	(58)	(3)	(4)
Gafisa SPE 53 Ltda.	80.00	80.00	3,017	2,587	262	642
Gafisa SPE 55 Ltda.	100.00	99.80	-	23,245	2,776	(1,096)
Gafisa SPE 65 Ltda.	80.00	70.00	2,390	2,412	(185)	(535)
Gafisa SPE 68 Ltda.	100.00	99.80	(0)	-	-	(1)
Gafisa SPE 72 Ltda.	80.00	60.00	722	703	(540)	-
Gafisa SPE 73 Ltda.	80.00	70.00	2,338	2,330	(492)	(1)
Gafisa SPE 74 Ltda.	100.00	99.80	(341)	(337)	(11)	(1)
Gafisa SPE 76 Ltda.	50.00	99.80	-	-	-	(1)
Gafisa SPE 78 Ltda.	100.00	99.80	-	-	-	(1)
Gafisa SPE 79 Ltda.	100.00	99.80	(2)	(1)	(2)	(1)
Gafisa SPE 75 Ltda.	100.00	99.80	(44)	(32)	(17)	-
Gafisa SPE 80 Ltda.	100.00	99.80	(1)	-	(2)	-
Gafisa SPE-85 Empr. Imob.	80.00	60.00	3,004	2,034	961	-
Gafisa SPE-86 Ltda.	50.00	99.80	370	(124)	(197)	-

Page: 23

	Interest - %		Investments		Equity in earnings (losses)

Investees	Jun/09	Mar/09	Jun/09	Mar/09	Jun/09	Jun/08

Gafisa SPE-81 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-82 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-83 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-87 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-88 Ltda.	100.00	99.80	1,794	1,791	-	-
Gafisa SPE-89 Ltda.	100.00	99.80	19,860	1	(1,072)	-
Gafisa SPE-90 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-84 Ltda.	100.00	99.80	1	1	-	-
Dv Bv SPE S.A.	50.00	50.00	229	477	449	18
DV SPE S.A.	50.00	50.00	865	(214)	399	11
Gafisa SPE 22 Ltda.	100.00	100.00	5,972	5,848	526	167
Gafisa SPE 29 Ltda.	70.00	70.00	80	164	(100)	170
Gafisa SPE 32 Ltda.	80.00	80.00	281	98	105	(14)
Gafisa SPE 69 Ltda.	100.00	99.80	1,917	(460)	(224)	-
Gafisa SPE 70 Ltda.	55.00	55.00	6,977	6,683	(34)	(1)
Gafisa SPE 71 Ltda.	80.00	70.00	1,545	1,094	522	-
Gafisa SPE 50 Ltda.	80.00	80.00	7,804	6,140	2,012	917
Gafisa SPE 51 Ltda.	95.00	95.00	-	24,599	7,411	3,798
Gafisa SPE 61 Ltda.	100.00	99.80	(17)	(15)	(2)	(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	10,353	13,264	(1,678)	2,384
O Bosque Empr. Imob. Ltda.	60.00	30.00	5,335	5,503	339	-
Alta Vistta	50.00	50.00	2,191	2,762	477	713
Dep. José Lages	50,00	50.00	289	141	272	3
Sitio Jatiuca	50.00	50.00	2,628	1,411	1,998	721
Spazio Natura	50.00	50.00	700	700	-	(6)
Parque Águas	50.00	50.00	(362)	(556)	285	(600)
Parque Arvores	50.00	50.00	(494)	(834)	161	(451)
Dubai Residencial	50.00	50.00	3,214	2,586	51	-
Cara de Cão (**)	-	65.00	-	30,846	4,139	(1)
Costa Maggiore	50.00	50.00	1,497	1,650	(449)	2,224
Gafisa SPE-91 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-92 Ltda.	100.00	100.00	(83)	1	(82)	-
Gafisa SPE-93 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-94 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-95 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-96 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-97 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-98 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-99 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-100 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-101 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-102 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-103 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-104 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE-105 Ltda.	100.00	100.00	1	1	-	-
Gafisa FIDC	100.00	100.00	16,865	18,958	-	-

			240,818	198,029	8,033	14,591

			987,792	967,323	32,777	19,898

Provision for loss on investments			7,187	3,776

Subtotal			994,979	971,099

Other investments (*)			314,664	315,316

Page: 24

	Interest - %		Investments		Equity in earnings (losses)

Investees	Jun/09	Mar/09	Jun/09	Mar/09	Jun/09	Jun/08

CPC adjustments			-	-		(13,298)

Total investments			1,309,643	1,286,415	32,777	6,600

(*) As a result of the setting up in January 2008 of a special partnership (SCP), the company started to hold quotas in such partnership that totaled R$ 314,664 (March 31, 2009 – R$ 315,316) at June 30, 2009, as described in Note 11.

(**) In the quarter ended June 30, 2009, a transfer of quotas of this Company to the SCP was made for the respective net book value.

(b) Goodwill (negative goodwill) on acquisition of subsidiaries and deferred gain on partial sale of investments

	6/30/2009

		Accumulated
	Cost	amortization	Net

Goodwill
AUSA	170,941	(18,085)	152,856
Cipesa	40,686	-	40,686
Other	3,741	(2,195)	1,546

	215,368	(20,280)	195,088

	6/30/2009

		Amortization
	Cost	for the period	Net

Negative goodwill
Redevco	(31,235)	16,614	(14,621)

Deferred gain on partial sale of investment
Tenda	(210,402)	146,208	(64,194)

9 Loans and Financing, net of Cross-Currency Interest Rate Swaps

Page: 25

		Parent company		Consolidated

Type of operation	Annual interest rates	6/30/2009	03/31/2009	6/30/2009	3/31/2009

Working capital
Denominated in US$ (i)	7%	-	147,116	-	147,434
Denominated in Yen (i)	1.40%	135,505	157,222	135,505	158,289
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	-	(29,402)	-	(29,402)
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	(14,352)	(40,068)	(14,352)	(40,068)
Other	0.66% to 3.29% + CDI	407,710	202,393	622,344	426,264

		528,863	437,261	743,497	662,517
National Housing System - SFH	TR + 6.2 % to 11.4%	250,295	205,553	379,511	380,644
Downstream merger
obligations	TR + 10% to 12.0%	5,399	6,781	5,399	6,781
Other	TR + 6.2%	5,011	4,168	6,444	9,986

		789,568	653,763	1,134,851	1,059,928

Current portion		281,170	345,884	388,671	467,788
Non-current portion		508,398	307,879	746,180	592,140
		789,568	653,763	1,134,8	1,059,9

(i) Loans and financing measured at fair value through income (Note 16(a)(ii)).
(ii) Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).

Rates:

.. CDI – Interbank Deposit Certificate.

.. TR – Referential Rate.

.. Downstream merger obligations correspond to debt assumed from former shareholders with maturities up to 2013.

.. Funding for working capital and for developments correspond to credit lines from financial institutions.

.. The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses. At June 30, 2009, the Company has resources approved to be released for approximately 81 ventures amounting to R$ 673,026 (parent company) and R$ 1,286,179 (consolidated) that will be used in future periods, as these developments progress physically and financially, according to the Company’s project schedule.

The non-current portions mature as follows:

	Parent company		Consolidated

	June 30	March 31	June 30	March 31

2011	373,380	172,861	510,726	312,777
2012	132,156	132,156	164,556	205,128
2013	2,862	2,862	41,632	43,059
2014 onwards	-	-	29,266	31,176

	508,398	307,879	746,180	592,140

Page: 26

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, assignment of rights, receivables from clients and the cash flows from the sale of properties for future delivery (amount of R$ 2,883,315 – not audited).

Additionally, the consolidated balance of accounts pledged in guarantee totals R$ 141,113 at June 30, 2009 (Note 4).

The Company obtained loans (working capital) from highly-rated financial institutions. Tied to this transaction, and in order to minimize the risks of foreign exchange exposure of loans, the Company has contracted swaps to cover the full amount of the working capital loans (Note 16). In this context, at June 30, 2009, the Company elected to apply the fair value accounting and record both the loan and respective derivative instruments at fair value through income.

Financial expenses of loans, finance and debentures are capitalized in the cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	Parent company		Consolidated

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Gross financial charges	53,207	18,943	76,388	24,605
Capitalized financial charges	(12,569)	(17,074)	(25,900)	(20,964)

Net financial charges	40,638	1,869	50,488	3,641

Financial charges included in
Properties for sale
Opening balance	75,153	29,444	91,524	38,219
Capitalized financial charges	12,569	17,074	25,900	20,964
Charges appropriated to income	(10,735)	(2,130)	(20,186)	(5,897)

Closing balance	76,987	44,388	97,238	53,286

10 Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a real and/or general guarantee.

Page: 27

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allow it to place R$ 1,000,000 in simple debentures with a real and/or general guarantee maturing in two years.

In April 2009, Tenda obtained approval for its First Program of Debenture Distribution, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures secured by a real and/or general guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through issuance will be exclusively used in the finance of real estate ventures focused only on the popular segment.

Under the Second and Third Programs, the Company placed series of 24,000 and 25,000 debentures, respectively, corresponding to R$ 240,000 and R$ 250,000. Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000:

				Parent company		Consolidated

	Annual Interest

Program/issuances	Amount		Maturity	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Second program / First issuance	240,000	CDI + 1.30%	September 2011	247,550	239,552	247,550	239,552
Third program / First issuance	250,000	CDI 107.20%	June 2018	252,838	263,206	252,838	263,206
First program / First issuance (Tenda)	600,000	TR + 8%	April 2014	-	-	607,514	-

				500,388	502,758	1,107,902	502,758

Current portion				106,388	60,758	113,902	60,758
Non-current portion, principal				394,000	442,000	994,000	442,000

The non-current portions mature as follows:

	Parent company		Consolidated

	June 30	March 31	June 30	March 31

2011	96,000	96,000	96,000	96,000
2012	173,000	96,000	323,000	96,000
2013	125,000	125,000	275,000	125,000
2014 onwards	-	125,000	300,000	125,000

	394,000	442,000	994,000	442,000

Page: 28

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to repay early amortize the first issuance of the Second Program. The ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30 and March 31, 2009 are as follows:

	6/30/2009	3/31/2009

Second program – first issuance
Total debt, less SFH debt, less cash, cash equivalents, and financial investments cannot exceed 75% of shareholders’ equity	47%	41%
Total accounts receivable from clients plus inventory of finished units, required to be over 2.0 times total debt	2.8 times	3.6 times

Total debt, less cash, cash equivalents and financial	R$ 1,186,1	R$ 1,061,9
investments, required to be under R$ 1.0 billion	million	million

Third program – first issuance
Total debt, less SFH debt, less cash, cash equivalents and financial investments cannot exceed 75% of shareholders’ equity	47%	41%
Total accounts receivable plus inventory of finished units required to be over 2.2 times total debt	5.2 times	5.4 times

At June 30, 2009, the Company’s debt levels were in excess of the limit provided for in the restrictive covenants. However, as mentioned in Note 21, on July 21, 2009, the Company renegotiated the restrictive debenture covenants with the holders and is in compliance with the new covenants resulting from the renegotiation. These debentures refer to the first issuance of the Second program, which non-current balance totals R$ 144,000 at June 30, 2009.

11 Other liabilities

Page: 29

	Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Obligation to venture partners	300,000	300,000	300,000	300,000

Credit assignments	90,377	31,832	53,012	49,610
Acquisition of investments	14,851	20,141	33,080	29,867
Other accounts payable	23,448	41,884	63,585	62,941
SCP dividends	-	-	12,754	25,719
Provision for loss on investments	7,187	3,776	-	-

	435,863	397,633	462,431	468,137

Current portion	130,184	89,755	103,128	138,464
Non-current portion	305,679	307,878	359,303	329,673

In January 2008, the Company formed a special partnership ("SCP"), the main objective of which is to hold interests in other real estate development companies. The SCP received contributions of R$ 313,084 through June 30, 2009 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders and not just the Company, at June 30, 2009, it has conservatively recorded Obligations to venture partners of R$ 300,000 with final maturity on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The SCP’s articles of association provide for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At June 30, 2009, the Company was in compliance with these clauses.

Loans from real estate development partners are related to amounts due under current account agreements, which accrue financial charges of IGP-M plus 12% p.a.

12 Commitments and provision for contingencies

The Company and its subsidiaries are parties in lawsuits and administrative proceedings at various courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

In the quarter ended June 30, 2009, the changes in the provision for contingencies are summarized as follows:

Page: 30

	2009

	Parent company	Consolidated

Balance at March 31, 2009	8,385	52,019
Additions	28,590	31,200
Reductions	(606)	(874)
Reversals	-	(4,925)
Court escrow deposits	865	865
Recovery of escrow deposits	-	(1,316)

Balance at June 30, 2009	37,234	76,969

Current portion	9,437	9,437

Non-current portion	27,797	67,532

(a) Tax, labor and civil lawsuits

	Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Labor claims	2,598	2,612	7,373	7,207
Civil lawsuits	38,485	10,487	52,624	22,920
Tax lawsuits	-	-	22,137	26,606
Court escrow deposits	(3,849)	(4,714)	(5,165)	(4,714)

	37,234	8,385	76,969	52,019

The subsidiary AUSA is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. In May 2009, the case related to the import in 2001 was decided had a decision rendered in favor of the company and the corresponding contingency provision was reversed in the amount of R$ 4,925. The likelihood of loss in the ICMS case is assessed by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 12,901 and is recorded as a provision in the quarterly information at June 30, 2009.

At June 30, 2009, the Company and its subsidiaries are aware of other lawsuits and risks, the likelihood of loss for which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 75,851, according to the historical average of lawsuits, and for which management believes a provision for loss is not necessary.

Page: 31

An amount of R$ 27,979 of the proceeds of the Company’s initial public offering in the New Market was withheld in an escrow deposit attached by court order to guarantee a writ of execution and is included in non-current assets. Such amount, which legal counsel assesses as a probable loss contingency which loss is probable, is accrued in the quarterly information as of June 30, 2009, recorded under the heading Other Operating Expenses. Additionally, in September 2008, an amount of R$ 10,583 in the Gafisa S.A. bank accounts were deemed to be restricted for withdrawal. This restriction arose from a foreclosure action in which it is alleged that Gafisa S.A. became the successor of Cimob Companhia Imobiliária S.A. (“Cimob”) upon merger of Cimob, at which time Cimob’s assets were reduced. The Company is appealing against such decision on the grounds that the claim lacks merit, in order to release its funds and not be held liable for Cimob's debt.

(b) Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the appropriate authorities.

As described in Note 4, at June 30, 2009, the Company has resources approved to be released for its developments in the total amount of R$ 87,055 (parent company) and R$ 141,113 (consolidated) to meet these commitments.

Page: 32

13 Obligations for purchase of land and advances from clients

		Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Obligations for purchase of land	214,376	233,590	406,726	471,508
Advances from clients
Developments and services	64,970	53,453	123,592	140,122
Barter transactions	48,091	47,234	99,777	99,208

	327,437	334,277	640,095	710,838

Current	280,070	287,290	489,656	517,537
Non-current	47,367	46,987	140,439	193,301

The present value adjustment reversed to Real estate development operating costs for the periods and quarters ended June 30, 2009 and 2008 amount to R$ (2,934), R$ (1,720), R$ (682) and R$ (2,567) (parent company), and R$ (3,362), R$ (3,397), R$ (587) and R$ (2,516) (consolidated), respectively.

14 Shareholders’ Equity

(a) Capital

At June 30, 2009, the Company's capital totaled R$ 1,232,579 (March 31, 2009 – R$ 1,229,517), represented by 133,462,818 (March 31, 2009 – 133,087,518) nominative common shares without par value, 3,124,972 of which were held in treasury.

On April 30, 2009, the distribution of minimum mandatory dividends for 2008 was approved in the total amount of R$ 26,106.

On May 11, 2009, an increase in capital was approved in the amount of R$ 2,364, related to the stock option plan and the exercise of 280,800 common shares.

On June 9, 2009, an increase in capital was approved in the amount of R$ 698, related to the stock option plan and the exercise of 94,500 common shares.

(b) Stock option plans

(i) Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

Page: 33

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price of the grant is inflation-adjusted (IGP-M index), plus annual interest at 3%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company and its subsidiaries record the cash received against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments for 2009 and 2008.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company introduced another stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company introduced a new stock option plan. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The market value of each option granted is estimated at the grant date using the Black-Scholes option pricing model. The assumptions adopted for recording the stock option plan for 2009 were the following: expected volatility of 40%, expected share dividends of 1.91%, and risk-free interest rate at 8.99%.

Page: 34

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

		6/30/2009		3/31/2009

	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise		exercise
		price		price

Options outstanding at the beginning
of the period	5,930,275	26.14	5,930,275	26.14
Options granted	3,200,000	17.06	-	-
Options exercised	(280,800)	8.42	-	-
Options exchanged	(2,740,000)	32.99	-	-
Options cancelled	(292,242)	32.99	-	-

Options outstanding at the end of the
period	5,817,233	13.97	5,930,275	26.14

Options exercisable at the end of the
period	1,503,123	27.38	4,376,165	28.00

		Reais

	6/30/2009	3/31/2009

Exercise price per share at the end of the
period	7.91-40.63	7.86-39.95

Weighted average of exercise price at the
option grant date	18.70	21.70

Weighted average of market price per
share at the grant date	27.38	27.27

Market price per share at the end of the period	16.39	11.65

The options granted confer upon their holders the right to subscribe the Company’s shares, after completing one to five years of employment with the Company (necessary condition for the exercise of options), and will expire after ten years from the grant date.

In the periods ended June 30, 2009 and 2008, the Company recognized the amounts of R$ 7,264 and R$ 8,945 (parent company) and R$ 12,313 and R$ 9,877 (consolidated) in operating expenses. In the quarters ended June 30, 2009 and 2008, the recognized amounts totaled R$ 1,074 and R$ 5,063 (parent company), and R$ 3,746 and R$ 4,618 (consolidated). The amounts recognized in the parent company represent the change in the capital reserve in shareholders’ equity.

(ii) Tenda

Page: 35

Tenda has a total of three stock option plans. The first was approved in June 2008, and the other two were approved in March and June 2009, respectively. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among others things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the option granted in 2008, upon exercise the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, based on the share value in the market, at the time of the two exercise periods for each annual lot. In the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interest at 3%. The stock option may be exercised in two to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

		6/30/2009

		Weighted
		average
	Number of	exercise price -
	options	Reais

Options outstanding at the beginning of the
period	1,960,000	7.20
Options granted	5,794,218	0.93
Options exercised	(151,917)	2.63
Options cancelled	(1,490,000)	7.20

Options outstanding at the end of the period	5,930,275	1.37

The market price of Tenda shares at June 30, 2009 was R$ 3.36.

The market value of each option granted was estimated at the grant date using the Black-Scholes option pricing model. In the period ended June 30, 2009, Tenda recorded stock option expenses of R$ 4,531.

Page: 36

(iii) AUSA

The subsidiary AUSA has three stock option plans, the first of which was launched in 2007 and approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors meeting of the same date.

The changes in the number of stock options and their corresponding weighted average exercise prices are as follows:

		6/30/2009		3/31/2009

		Weighted		Weighted
		average		average
	Number of	exercise price -	Number of	exercise price –
	options	Reais	options	Reais

Options outstanding at the beginning of the
period	2,138	6,843.52	2,138	6,843.52
Options cancelled	(60)	8,376.94	-	-

Options outstanding at the end of the period	2,078	7,610.23	2,138	6,843.52

At June 30, 2009, 729 options were exercisable. The exercise prices per option on June 30, 2009 were from R$ 8,376.94 to R$ 8,878.83 (March 31, 2009 – R$ 8,282.65 to R$ 8,623.89) .

The market value of each option granted was estimated at the grant date using the Black-Scholes option pricing model. AUSA recorded stock option expenses of R$ 518 for the quarter ended June 30, 2009.

15 Deferred Taxes

	Parent company		Consolidated

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Assets
Temporary differences - Lalur	46,466	44,598	75,179	72,401
Income tax and social contribution loss carryforwards	17,083	15,974	94,493	86,224
Tax credits from downstream merger	4,670	5,449	17,238	19,037
Temporary differences - CPC	43,817	38,169	43,817	38,169

	112,036	104,190	230,727	215,831

Liabilities
Negative goodwill	58,829	38,317	58,829	38,317
Temporary differences - CPC	21,570	17,055	21,570	17,055
Differences and recorded on accrual basis between income taxed on cash basis	61,063	64,403	224,342	210,882

	141,462	119,775	304,741	266,254

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax will become due over an average period of four years as cash is received for the sales made and the corresponding construction is completed.

Page: 37

Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution loss carryforwards of its subsidiaries which adopt the actual taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution loss carryforwards of the parent company and Tenda is as follows:

	Parent company	Consolidated

2009	2,410	5,289
2010	2,773	33,192
2011	3,056	47,168
2012	2,129	2,129
Other	6,715	6,715

Total	17,083	94,493

The reconciliation of the statutory to effective tax rate for the periods ended June 30, 2009 and 2008 is as follows:

		Consolidated

	6/30/2009	6/30/2008

Income before taxes on income and minority interest	162,799	135,381
Income tax calculated at the standard rate - 34%	(55,352)	(46,030)
Net effect of subsidiaries taxed on presumed profit regime	18,471	22,122
Amortization of negative goodwill	(3,469)	-
Tax losses (negative tax basis used)	160	1,010
Stock option plan	(4,186)	(8,945)
Other permanent differences	7,496	(697)

Income tax and social contribution expense	(36,934)	(32,540)

Additionally, the reconciliation of the effective tax rate in the parent company mainly arises from the equity in results of investees and the use of tax losses from prior years used in the current year.

Page: 38

16 Financial Instruments

The Company participates in operations involving financial instruments, all of which are recorded on the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a) Risk considerations

(i) Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, management did not deem it necessary to make a provision to cover losses on the recovery of receivables related to delivered real estate units at June 30, 2009 and March 31, 2009. There was no significant concentration of credit risks related to clients for the periods presented.

(ii) Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates.

In the periods ended June 30 and March 31, 2009, R$ 14,352 and R$ 69,470 related to the net positive result from currency and interest rates swaps was recognized in Financial income (expenses), matching the results of these operations with the effects of fluctuation in foreign currencies in the Company's balance sheet.

The nominal value of the swap contracts was R$ 100,000 at June 30, 2009 (R$ 200,000 at March 31, 2009). The unrealized gains (losses) of these operations at June 30 and March 31, 2009 are as follows (Note 9):

Page: 39

	Reais	Percentage		Net unrealized gains (losses)

				from derivative instruments

Rate swap contracts –	Nominal
(US Dollar and Yen for CDI)		Original
	value	index	Swap	6/30/2009	3/31/2009

Banco ABN Amro Real S.A.	100,000	Yen + 1.4%	105% CDI	14,352	40,068
Banco Votorantim S.A.	100,000	US Dollar + 7%	104% CDI	-	29,402

	200,000			14,352	69,470

The Company does not make sales denominated in foreign currency.

(iii) Interest rate risk

The interest rates on loans and financing are disclosed in Note 9. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5) are subject to annual interest of 12%, appropriated on a pro rata basis.

Additionally, as disclosed in Notes 7 and 11, a significant portion of the balances with related parties and venture partners are not subject to financial charges.

(b) Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i) Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented in the quarterly information (Note 4). The contracted rates reflect usual market conditions.

(ii) Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value through results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

Page: 40

(c) Sensitivity analysis

A sensitivity analysis of the risks of material losses that could arise from financial instrument transactions, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

At June 30, 2009, the Company had one foreign exchange derivative contract with ABN bank:

- Banco ABN: Yen debt swap, equivalent to R$100 million, at a fixed cost of 1.4% per year for 105% of CDI. Beginning on November 9, 2007 and maturity on October 29, 2009.

The risk factors in the sensitivity analysis were the variations in R$/US$ and R$/JPY exchange rates, and in the CDI rate. However, the Company’s management considers that only the risk of CDI variation is relevant, since the swap operation has the effect of mitigating the exchange rate variation risk.

The following scenarios were considered:

.. Scenario I: Likely – Management considered the market forecasts at June 30, 2009 for the maturity dates of derivative transactions:

- R$/JPY 0.02087 and CDI rate at 8.91% on October 29, 2009.

.. Scenario II: Appreciation/Devaluation by 25% of risk variables used in pricing.

.. Scenario III: Appreciation/Devaluation by 50% of risk variables used in pricing.

A sensitivity analysis table of the risks of material losses that could arise from financial instrument transactions, including derivatives, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

Impact of exchange rate scenarios

Page: 41

					Scenario (*)

		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

Swap (asset position - Yen)	Apprec./Dev. of Yen	135,692	(33,923)	33,923	(67,846)	67,846
Debt denominated in Yen	Apprec./Dev. of Yen	135,148	(33,787)	33,787	(67,574)	67,574

Net effect		544	(136)	136	(272)	262

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Impact of interest rate scenarios

					Scenario (*)

		I		II		III

Transaction	Risk	Expected	Devaluation	Appreciation	Devaluation	Appreciation

ABN Amro swap – liability position balance in
CDI on maturity date
(October 29, 2009)	Appreciation of CDI	124,897	123,996	125,785	123,084	126,662

(*) Scenarios I, II and III – Likely, Possible and Remote, respectively.

At June 30, 2009, the liability position balances in CDI are as follows:

ABN swap transaction: R$121,177
A sensitivity analysis of these transactions does not change the debt balance at the base date, since the CDI rate used for projecting the debt is the same used for discount to present value.

The source of the data used to determine the exchange rate adopted in the base scenarios was the Brazilian Mercantile & Futures Exchange ("BMF"), as management believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were sourced from the BMF website on June 30, 2009 for the maturity dates.

Page: 42

17 Related Parties

(a) Transactions with related parties

			Parent
	CURRENT ACCOUNTS		company		Consolidated

		6/30/2009	3/31/2009	6/30/2009	3/31/2009

	Condominiums and consortia
A116	Alpha 4	(2,618)	(904)	(2,618)	(904)
A146	Consórcio Ezetec & Gafisa	27,783	11,759	27,783	11,759
A166	Consórcio Ezetec Gafisa	(11,814)	(10,340)	(11.814)	(10,340)
A175	Cond Constr Empr Pinheiros	2,313	2,516	2,313	2.516
A195	Condominio Parque da Tijuca	(74)	119	(74)	119
A205	Condominio em Const. Barra Fir	(46)	(46)	(46)	(46)
A226	Civilcorp	1.998	711	1.998	711
A255	Condominio do Ed Barra Premiu	105	105	105	105
A266	Consorcio Gafisa Rizzo	(65)	44	(65)	44
A286	Evolucao Chacara das Flores	7	7	7	7
A315	Condomínio Passo da Pátria II	569	569	569	569
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(1,527)	(322)	(1,527)	(322)
A475	Condominio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,840	3,838	2,840	3,838
A536	Consórcio SISPAR & Gafisa	2,391	2,639	2,391	2,639
A575	Cd. Advanced Ofs Gafisa-Metro	(715)	(589)	(715)	(589)
A606	Condomínio ACQUA	(3,386)	(2,875)	(3,386)	(2,875)
A616	Cond.Constr.Living	(314)	1,082	(314)	1,082
A666	Consórcio Bem Viver	(181)	(4)	(181)	(4)
A795	Cond.Urbaniz.Lot Quintas Rio	(1,878)	(1,044)	(1,878)	(1,044)
A815	Cond.Constr. Homem de Melo	83	83	83	83
A946	Consórcio OAS Gafisa – Garden	(3,049)	(2,518)	(3,049)	(2,518)
B075	Cond.Constr. La Travi	(180)	-	(180)	-
B125	Cond. Em Constr LACEDEMONIA	57	57	57	57
B226	Evolucao New Place	(669)	(667)	(669)	(667)
B236	Consórcio Gafisa Algo	722	712	722	712
B256	Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)
B336	Evolucao - Reserva do Bosque	10	6	10	6
B346	Evolucao Reserva do Parque	116	115	116	115
B496	Consórcio Gafisa&Bricks	(6)	(21)	(6)	(21)
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	(40)	(41)	(40)	(41)
B746	Evolucao Ventos do Leste	123	123	123	123
B796	Consórcio Quatro Estações	(1,342)	(1,339)	(1,342)	(1,339)
B905	Cond em Const Sampaio Viana	951	951	951	951
B945	Cond. Constr Monte Alegre	1,456	1,456	1,456	1,456
B965	Cond. Constr.Afonso de Freitas	1,674	1,674	1,674	1,674
B986	Consorcio New Point	1,470	1,462	1,470	1,462
C136	Evolução - Campo Grande	615	617	615	617
C175	Condomínio do Ed Oontal Beach	(326)	(56)	(326)	(56)
C296	Consórcio OAS Gafisa – Garden	429	357	429	357
C565	Cond Constr Infra Panamby	(315)	(446)	(315)	(446)
C575	Condominio Strelitzia	(883)	(873)	(883)	(873)
C585	Cond Constr Anthuriun	3,232	4,152	3,232	4,152
C595	Condomínio Hibiscus	2,638	2,651	2,638	2,651
C605	Cond em Constr Splendor	1,813	(1,848)	1,813	(1,848)
C615	Condominio Palazzo	1,123	1,012	1,123	1,012
C625	Cond Constr Doble View	(3.013)	(2,390)	(3,013)	(2,390)
C635	Panamby - Torre K1	500	816	500	816
C645	Condomínio Cypris	(1,600)	(1,531)	(1,600)	(1,531)

Page: 43

			Parent
	CURRENT ACCOUNTS		company		Consolidated

		6/30/2009	3/31/2009	6/30/2009	3/31/2009

C655	Cond em Constr Doppio Spazio	(3,189)	(3,136)	(3,189)	(3,136)
C706	Consórcio	4,955	3,735	4,955	3,735
D076	Consórcio Planc e Gafisa	989	810	989	810
D096	Consórcio Gafisa&Rizzo (susp)	1,333	1,363	1,333	1,363
D116	Consórcio Gafisa OAS – Abaeté	(5,290)	(695)	(5,290)	(695)
D535	Cond do Clube Quintas do Rio	1	1	1	1
D886	Cons OAS-Gafisa Horto Panamby	1,811	8,098	1,811	8,098
D896	Consórcio OAS e Gafisa – Horto Panamby	(94)	(94)	(94)	(94)
E116	Consórcio Ponta Negra – Ed Marseille	(8,062)	(1,033)	(8,062)	(1,033)
E126	Consórcio Ponta Negra – Ed Nice	(9,360)	(4,763)	(9,360)	(4,763)
E166	Manhattan Square	(1,309)	11,011	(1,309)	11,011
E336	Cons. Eztec Gafisa Pedro Luis	(9,758)	(6,542)	(9,758)	(6,542)
E346	Consórcio Planc Boa Esperança	682	673	682	673
E736	Consórcio OAS e Gafisa – Tribeca	(1,229)	(6,372)	(1,229)	(6,372)
E746	Consórcio OAS e Gafisa – Soho	(6,489)	(6,471)	(6,489)	(6,471)
E946	Consórcio Gafisa	(80)	(80)	(80)	(80)
F178	Consórcio Ventos do Leste	(1)	(2)	(1)	(2)
S016	Bairro Novo Cotia	9,506	7,975	9,506	7,975
S026	Bairro Novo Camaçari	1,260	(240)	1,260	(240)

		(3,342)	16,022	(3,342)	16,022

	GAF - GAFISA + OTHERS
0010	Gafisa SPE 10 SA	(9,580)	(2,725)	(9,580)	(2,725)
0060	Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
	Other	(351)	(73)	(351)	(73)

		(32,547)	(25,414)	(32,547)	(25,414)

	SPEs
0020	Alphaville Urbanismo S.A.	2,723	-	5,588	-
	Construtora Tenda S.A.	45,127	-	-	47,508
0030	FIT Resid. Empreend. Imob.Ltda	51	(84)	(2,444)	(3,372)
0040	Bairro Novo Emp Imob S.A.	1,968	1,968	1,968	1,968
0050	Cipesa Empreendimentos Imobil.	252	252	(398)	(398)
A010	The house	80	80	80	80
A020	Gafisa SPE 46 Empreend Imob	8,017	8,017	8,698	8,685
A070	Gafisa SPE 40 Emp.Imob LTDA	1,024	1,991	976	1,276
A180	Vistta Ibirapuera	1,073	-	1,073	-
A290	Blue II Plan. Prom e Venda Lt	(6,311)	16,367	(9,829)	5,311
A300	SAÍ AMARELA S/A	(1,775)	(1,775)	(1,558)	(1,558)
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,785	2,785	(2)	(2)
A340	London Green	9	9	9	9
A350	GAFISA SPE-35 LTDA	(342)	7,558	(139)	(129)
A410	GAFISA SPE 38 EMPR IMOB LTDA	8,583	8,673	109	109
A420	LT INCORPORADORA SPE LTDA.	1,081	1,081	(527)	(527)
A490	RES. DAS PALMEIRAS INC. SPE LT	751	751	1,246	1,246
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(3,685)	14,278	1,546	1,534
A630	Dolce VitaBella Vita SPE SA	165	165	32	32
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	411	743	634
A680	GAFISA SPE 22 LTDA	872	872	630	630
A720	CSF Prímula	1,310	1,384	1,310	1,384
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	5,622	7,481	(1,314)	(304)
A800	DV SPE SA	(578)	(578)	(571)	(571)
A870	GAFISA SPE 48 EMPREEND IMOBILI	(142)	(26)	490	153
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(43)	(43)	(57)	(73)
B040	Jardim II Planej.Prom.Vda.Ltda	7,723	8,725	(2,990)	8,725
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	4,749	4,496	(398)	(398)

Page: 44

			Parent
	CURRENT ACCOUNTS		company		Consolidated

		6/30/2009	3/31/2009	6/30/2009	3/31/2009

B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	94	106	822	811
B430	GAFISA SPE 36 EMPR IMOB LTDA	38,246	38,213	(4,235)	(1,205)
B440	GAFISA SPE 47 EMPREEND IMOBILI	138	138	137	137
B590	SUNPLACE SPE LTDA	(191)	(191)	415	415
B600	Sunplaza Personal Office	10,316	-	10,316	-
B630	Sunshine SPE Ltda.	1,474	1,474	919	1,135
B640	GAFISA SPE 30 LTDA	4,969	4,967	(1,217)	(1,217)
B760	Gafisa SPE-50 Empr. Imob. Ltda	(972)	(969)	(238)	(238)
B800	TINER CAMPO BELO I EMPR.IMOBIL	4,824	4,715	2,908	5,147
B830	GAFISA SPE-33 LTDA	3,225	3,555	2,321	2,321
C010	Jardim I Planej.Prom.Vda. Ltda	5,659	5,667	6,662	6,662
C070	VERDES PRAÇAS INC.IMOB SPE LT	(22,706)	(15,066)	(38)	(38)
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	215	215	39	40
C150	PENÍNSULA I SPE SA	(1,449)	(1,399)	(1,117)	(1,267)
C160	PENÍNSULA 2 SPE SA	4,778	5,353	865	1,215
C180	Blue I SPE Ltda.	4,846	1,365	59	74
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	(6)	(6)
C230	Blue II Plan Prom e Venda Lt	(3)	(3)	(3)	(3)
C370	Olimpic Chácara Santo Antonio	17	-	17	-
C410	Gafisa SPE-55 Empr. Imob. Ltda	(1)	(1)	(18)	(2)
C440	Gafisa SPE 32	(2,093)	(2,086)	(2,228)	(2,226)
C460	CYRELA GAFISA SPE LTDA	2,984	2,834	2,984	2,834
C490	Unigafisa Part SCP	(6,684)	9,674	(7,824)	7,658
C510	Parque Barueri	384	-	384	-
C540	Villagio Panamby Trust SA	(776)	(778)	750	749
C550	DIODON PARTICIPAÇÕES LTDA.	(5,695)	(5,697)	13,490	13,641
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	131	131
C800	GAFISA SPE 44 EMPREEND IMOBILI	95	95	145	145
C850	Gafisa SA	1,437	1.218	1,437	1,218
C860	Spazio Natura Emp. Imob. Ltd	4	3	4	3
D060	Dep Jose Lages Emp Imob S	1,086	979	1,086	979
D080	O Bosque E. Imob. Ltda	-	240	-	240
D100	GAFISA SPE 65 EMPREEND IMOB LTD	33	33	388	201
D280	Cara de Cão	(2,967)	(2,967)	(2,967)	(2,967)
D340	Laguna	(170)	(81)	(170)	(81)
D590	GAFISA SPE-72	-	-	1	1
D620	Gafisa SPE-52 E. Imob. Ltda	44	44	42	42
D730	Gafisa SPE-32 Ltda	2,220	2,220	2,220	2,220
D940	Terreno Ribeirão / Curupira	1,352	1,360	1,352	1,360
E240	Edif Nice	(95)	(95)	(95)	(95)
E350	Gafisa SPE-71	73	73	100	124
E360	Zildete	198	198	198	198
E380	Clube Baiano de Tênis	314	149	314	149
E410	Gafisa SPE-73	1	1	-	1
E550	Gafisa SPE 69 Empreendimertos	3,154	3,127	(72)	(72)
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	5	5
E770	Gafisa SPE-74 Emp Imob Ltda	1,716	1,706	(511)	1
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	2	1	1
E970	Gafisa SPE 68 Empreendimertos	21	2	1	1
E980	Gafisa SPE-76 Emp Imob Ltda	22	85	(10)	53
E990	Gafisa SPE-77 Emp Imob Ltda	3,289	3,289	3,289	3,289
F100	Gafisa SPE-78 Emp Imob Ltda	102	76	1	1
F110	Gafisa SPE-79 Emp Imob Ltda	3	2	1	1
F120	Gafisa SPE 70 Empreendimertos	5	5	(741)	(746)
F130	GAFISA SPE 61 EMPREENDIMENTO I	4	2	(13)	(13)
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	(878)	(878)
F260	Gafisa SPE-75 Emp Imob Ltda	315	250	0	0

Page: 45

			Parent
	CURRENT ACCOUNTS		company		Consolidated

		6/30/2009	3/31/2009	6/30/2009	3/31/2009

F520	Gafisa SPE-85 Emp Imob Ltda	(756)	(966)	(772)	(841)
F580	Gafisa SPE-86 Emp Imob Ltda	(1)	(1)	-	-
F590	Gafisa SPE-81 Emp Imob Ltda	1	-	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	-	(1)	-	-
F610	Gafisa SPE-83 Emp Imob Ltda	-	(1)	-	-
F620	Gafisa SPE-87 Emp Imob Ltda	319	293	1	-
F630	Gafisa SPE-88 Emp Imob Ltda	(1,738)	(1,794)	-	-
F640	Gafisa SPE-89 Emp Imob Ltda	626	-	-	-
F650	Gafisa SPE-90 Emp Imob Ltda	-	(1)	-	-
F660	Gafisa SPE-84 Emp Imob Ltda	388	380	381	381
F970	Gafisa SPE-92 Emp Imob Ltda	65	-	1	-
L130	Gafisa SPE-77 Emp	451	1,443	620	1,535
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	(816)	(816)
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	1	-
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	-	-
N120	MARIA INES SPE EMPREEND IMOB.	1	1	(2)	(2)
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	(149)	1
N250	FIT Jd Botanico SPE Emp.	1	2	(39)	(39)
X100	CIPESA EMPREENDIMENTOS IMOBILI	6	6	-	-

		133,771	147,596	33,484	66,812

	Ventures of third parties
A053	Camargo Corrêa Dês.Imob SA	917	917	917	917
A103	Genesis Desenvol Imob S/A	(216)	(216)	(216)	(216)
A213	Empr. Icorp. Boulevard SPE LT	56	56	56	56
A243	Cond. Const. Barra First Class	31	31	31	31
A833	Klabin Segall S.A.	532	532	532	532
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A933	Administ Shopping Nova America	90	90	90	90
A973	Ypuã Empreendimentos Imob	4	4	4	4
B053	Cond.Constr. Jd Des Tuiliere	(124)	(124)	(124)	(124)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Dês.Imob SA	39	39	39	39
B353	Cond Park Village	(107)	(107)	(107)	(107)
B363	Boulevard0 Jardins Empr Incorp	(89)	(89)	(89)	(89)
B383	Rezende Imóveis e Construções	809	809	809	809
B393	São José Constr e Com Ltda	543	543	543	543
B403	Condominio Civil Eldorado	276	276	276	276
B423	Tati Construtora Incorp Ltda	286	286	286	286
B693	Columbia Engenharia Ltda	431	431	431	431
B753	Civilcorp Incorporações Ltda	4	4	4	4
B773	Waldomiro Zarzur Eng. Const.Lt	1,801	1,801	1,801	1,801
B783	Rossi Residencial S/A	431	431	431	431
B863	RDV 11 SPE LTDA.	(781)	(781)	(781)	(781)
B913	Jorges Imóveis e Administrações	1	1	1	1
C273	Camargo Corrêa Dês.Imob SA	(669)	(672)	(669)	(672)
C283	Camargo Corrêa Dês.Imob SA	(323)	(323)	(323)	(323)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	3,614	3,255	3,614	3,255
D973	Forest Ville (OAS)	807	807	807	807
D983	Garden Ville (OAS)	269	276	269	276
E093	JTR - Jatiuca Trade Residence	4,361	3,804	4,361	3,804
E103	Acquarelle (Controle)	(33)	1	(33)	1
E133	Riv Ponta Negra - Ed Nice	812	545	812	545
E313	Palm Ville (OAS)	185	185	185	185

Page: 46

			Parent
	CURRENT ACCOUNTS		company		Consolidated

		6/30/2009	3/31/2009	6/30/2009	3/31/2009

E323	Art Ville (OAS)	196	180	196	180
E503	Oscar Freire Open View	(97)	-	(97)	-
E513	Open View Galeno de Almeida	(45)	-	(45)	-
F323	Incons Empreend. Imob. SP	500	-	500	-
F833	Carlyle RB2 AS	(335)	29	(335)	29
F873	Partifib P. I. Fiorata Lt	(488)	29	(488)	29
F883	Partifib P. I. Volare Ltda	(374)	-	(374)	-
	Other	343	29	-	-

		13,609	13,790	14,025	13,761

	Grand total
		111,491	151,994	11,620	71,181

	Total asset balance	111,491	151,994	11,620	71,181
	Liability balance	-	-	-	-
	Net balance	111,491	151,994	11,620	71,181

18 Other Operating Expenses

In the period ended June 30, 2009, in addition to the provision mentioned in Note 12 (a), the Company records a provision amounting to R$ 14,900 for potential losses on realization of sundry assets, as well as tax liabilities.

19 Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

20 Segment information

Starting in 2007, following the acquisition, formation and merger of the entities AUSA, FIT Residencial, Bairro Novo and Tenda, respectively, the Company's management assesses segment information on the basis of different business segments rather than geographic regions of its operations.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

Page: 47

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				6/30/2009

	Gafisa S.A. (*)	TENDA	AUSA	Total

Net operating revenue	689,484	468,140	90,081	1,247,705
Operating costs	(516,983)	(319,727)	(65,003)	(901,713)

Gross profit	172,501	148,413	25,078	345,992

Gross margin - %	25.0%	31.7%	27.8%	27.7%

Net income (loss)
for the first	72,223	20,668	1,610	94,501

half
Receivables from clients (current and long	1,843,601	896,036	173,689	2,913,326
Properties for sale	1,146,207	492,655	151,063	1,789,925
Other assets	777,530	906,911	47,846	1,732,287

Total assets	3,767,338	2,295,602	372,598	6,435,538

(*) Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

Page: 48

					6/30/2008

			Fit
	Gafisa S.A. (*)	AUSA	Residencial	Bairro Novo	Total

Net operating revenue	668,585	110,842	33,781	366	813,574
Operating costs	(470,124)	(75,788)	(21,690)	(235)	(567,837)

Gross profit	198,461	35,054	12,091	131	245,737

Gross margin - %	29.7%	31.6%	35.8%	131	30.2%

Net income (loss)
for the first	84,463	8,459	(4,475)	(5,841)	82,060

half

Receivables from clients (current and
long term)	1,327,384	147,563	33,788	347	1,509,082
Properties for sale	1,193,251	109,973	116,295	2,545	1,422,064
Other assets	1,230,351	29,094	32,617	20,512	1,312,574

Total assets	3,750,986	286,630	182,700	23,404	4,243,720

(*) Includes all subsidiaries, except Construtora Tenda S.A., Alphaville Urbanismo S.A., and Fit Residencial.

21 Subsequent events – Resolutions at the Debenture Holders’ Meeting

At the Debenture Holders’ Meeting held on July 21, 2009, debenture holders authorized the amendment to the “Private Deed of the 4th Simple Debenture Issuance of Gafisa S.A.”, entered into between the Company and Planner Trustee DTVM S.A. on August 16, 2006, as amended on September 18, 2006, to reflect the following changes that were approved by the debenture holders of the 4th issuance of the Company:

1. Exclusion of the indebtedness limit of R$1,000,000(one billion reais);

2. Substitution of the “SFH Debt” concept for “Project Debt”, which will have the following wording: “Project Debt is the sum of all loan agreements entered into by Gafisa in order to finance construction and for which funds are provided by the National Housing System (SFH) or the Government Severance Indemnity Fund for Employees (FGTS) (including the loan agreements of its subsidiaries, taken into consideration in proportion to the interest held by Gafisa in each of them)”;

3. Change of the formula provided for in item 1, line (m) of item 4.12.1 of the Deed, including “Project Debt” in the numerator and “Minority Interest” in the denominator; accordingly, the new wording is as follows: “Total Debt – Project Debts – Cash, Cash Equivalents and Financial Investments / (Shareholders’ Equity + Minority Interest) 75%. The FIDC values recorded in the account Minority Interest will not be considered for purposes of covenant calculation;

Page: 49

4. Inclusion of the clause that refers to Early Redemption, upon payment of a premium of 2.5% on a pro rata basis. The redemption may be total or partial at the indexed face value, plus interest on a pro rata basis, and the payment of the above-mentioned premium. In the event of partial early redemption, the criterion of lottery will be adopted, and it will be made in the presence of a trust agent;

5. Approval of the change in the Debenture interest, so that from July 1, 2009 it includes interest on the outstanding Unit Face Value, and established based on the accumulation of average one-day Interbank Deposit (DI) rate, Extra Group, expressed as a percentage per year, based on 252 business days, calculated and disclosed by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (OTC Clearinghouse), in the Daily Bulletin available at its website (http://www.cetip.com.br) or in a newspaper of wide circulation (“DI Rate”), exponentially increased by a spread of 3.25% per year, based on 252 business days. The interest payable will be calculated exponentially and cumulatively, on a pro rata basis, over the elapsed business days, on the outstanding Unit Face Value of Debentures from July 1, 2009, or the maturity date of the last Capitalization Period, as the case may be, until the date of its effective payment, according to the calculation formula provided for in the Deed;

The indices and minimum and maximum amounts required by these renegotiated restrictive covenants calculated retrospectively as of June 30, 2009 and March 31, 2009 are as follows:

	6/30/2009	3/31/2009

Second program – first issuance
Total debt, less project debt, less cash, cash equivalents
and financial investments cannot exceed 75% of	9%	31%
shareholders’ equity plus minority interest

Total receivables from clients, plus inventory of finished
units, required to be over 2.0 times total debt	2.8 times	3.6 times

* * *

Page: 50

7.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

Page: 1

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Second Quarter 2009 Results
--- Sales Grow to R$835 million for the quarter; R$1.4 billion for the first half of 2009 ---
--- EBITDA Increases 76% to R$138.4 million on Revenue Increase of 54% to R$706 million ---
--- R$1.1 billion in Consolidated Cash and Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, July 31st, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2009. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The second quarter and first half of 2008 have been adjusted in accordance with Law 11638, which brings accounting standards closer to the IFRS, for comparison purposes to the second quarter and first half of 2009.

Commenting on the second quarter highlights, Wilson Amaral, CEO of Gafisa, said: “During the quarter, we witnessed healthy demand in all segments of the Brazilian real estate market. Historically low interest rate and inflation levels have prevailed, and the confluence of increasing economic prosperity, strong government support of home ownership, and a substantial household formation in all regions of the country contributed to Gafisa achieving strong net sales of R$835 million in the quarter and R$1.4 billion during the first half of 2009. Our diverse residential product lines, brand strength in all income segments, and a national footprint spanning twenty states positioned us very well to capture the renewed growth of the sector.”

Amaral added, “Gafisa posted solid second quarter results, with consolidated revenues of R$706 million, an increase of 30% over last quarter’s result contributing to a gross profit of R$191 million, a 41% improvement as compared to the same period one year ago. We sold 5,894 units, representing R$835 million of which almost 75% were launched before 2009. While launches increased sequentially, we will continue to only launch new projects with demonstrated demand and project financing in place.”

IR Contact	Operating & Financial Highlights
Julia Freitas Forbes
Launches totaled R$626 million for the quarter, a decline of 56% as compared to the second quarter of 2008.

Pre-sales from current launches and inventory reached R$835 million for the quarter, a 9% increase over 2Q08 while total pre-sales for the first half was R$1.4 billion, similar to the first half of 2008.

Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 54% to R$705.8 million from R$458.8 million in 2Q08.

2Q09 Adjusted EBITDA reached R$142.2 million (20.1% adjusted EBITDA margin), a 69% increase compared to Adjusted EBITDA of R$84.3 million (18.4% adjusted EBITDA margin) reached in 2Q08.

Net Income before minorities and stock option expenses was R$81.1 million for the quarter (11.5% adjusted net margin) an increase of 26.0% compared with R$64.4 million in 2Q08. Net Income was R$57.8 million and EPS was R$0.44 compared to R$42.8 million and EPS of R$0.33 in the prior year.
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

2Q09 Earnings Results
Conference Call
Monday, August 3, 2009
> In English
11:30 AM US EST
12:30 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600 (other
countries) Code: Gafisa
> In Portuguese
10:00 AM US EST
11:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa

Page: 1

The Backlog of Revenues to be recognized under the PoC method reached R$3.1 billion, a 66.5% increase over 2Q08. The Backlog Margin to be recognized reached 36.4%.

Gafisa’s consolidated land bank was R$16.0 billion at 2Q09, representing a 22% increase over 2Q08 and a 6% decrease from the previous quarter.

Gafisa’s consolidated cash position was R$1.1 billion at the end of June including the proceeds from a second securitization of Gafisa receivables and Tenda’s R$600 million debenture through Caixa.

Page: 2

CEO Commentary and Corporate Highlights for 2Q 2009

We are pleased to report that as the second quarter came to a close we saw improved market conditions resulting in considerable demand for products from each segment of our business. Sales velocity for the quarter demonstrates the return of all buyers to the market with consolidated sales speed at 24%, and impressive rates of 28% for our higher-end products offered by Alphaville and for our affordable entry-level products offered by Tenda. We have spent the last few years building a solid platform to serve the diverse housing needs of Brazil’s families and are convinced that we have chosen the right vehicles. Tenda captures the enormous opportunity at the lower end of the market, and Alphaville and Gafisa serve the immensely important segments on the mid and upper end which represent a market potential of R$100 billion per year. We enter the second half of 2009 with a strong balance sheet that gives us increased financial flexibility, along with the internal capacity and relationships that will allow us to meet the continued growth in demand for all segments of our business.

While much attention has been paid over recent periods to the promise of the affordable homebuilding segment, particularly in light of the recently announced federal housing program, “Minha Casa, Minha Vida”, which targets precisely the population served by Tenda, it is the Gafisa and Alphaville brands that are strong current contributors to operating profitability and equally represent a significant market opportunity. During the second quarter, the success of three high-ticket launches in the state of São Paulo underscored the popularity of these brands and showed Gafisa’s ability to selectively develop its large land bank in accordance with local market demand, thereby maximizing profitability. We saw impressive sales velocity at each of the launched projects, highlighted by more than 80% of lots selling in the first weekend at Alphaville’s Granja Viana. Our second quarter results illustrate this point -- customers from the higher income segments returned to the market and again made a substantial contribution to our overall results with adjusted EBITDA from these two segments representing a total of R$103.5 million, with an adjusted EBITDA margin of 23.3% . Given the different business models as well as the timing of recent investments associated with the affordable entry-level segments, we will be providing operating profitability by business unit going forward. As the top line continues to grow at Tenda and additional synergies are achieved, it too will soon show stronger levels of operating profitability.

A number of recent government measures, including the R$34 billion package to foster growth in the housing industry, a federal incentive program aimed at building one million houses by 2010 and the Central Bank’s recent cutting of the Selic rate to 8.75%, the lowest rate in Brazil since 1999, have resulted in stimulating demand and increasing the availability of funds to support growth of the housing industry. Stability has prevailed and positive macroeconomic trends are emerging. The seasonally-adjusted unemployment rate fell to 8% in June, the lowest level since November 2008, and in July, consumer confidence reached its highest level since September 2008. Importantly, we have seen signs of strengthened demand for housing in the mid/mid-high segment that is traditionally more sensitive to economic uncertainty and this bolsters our confidence in the opportunity in all housing segments.

With $1.1 billion in cash on a consolidated basis and a net debt to equity and minority shareholders position of 66%, we are in a very strong position to continue to fund future growth. In fact, our financial flexibility was recently enhanced as we were able to successfully remove an outdated debt covenant that was negotiated in 2006, when the Company’s equity was less than half its current amount. And while we will be paying additional interest in line with current market rates, the removal of the debt covenant along with a few other concessions will permit the Company, should we choose, to take advantage of improved credit market conditions and consider an array of financing alternatives to fund potential opportunities in the market beyond our current plan.

We believe we have the resources and expertise in place to execute our strategy and meet the increased demand expected during the remainder of 2009. Gafisa’s geographic and segment diversification strategies give it flexibility in execution, as does our investment in human talent which includes over 450 engineers in training and 250 in charge, and our ability to simultaneously manage over 300 projects throughout the country as Brazil’s largest real estate construction company. This combination of agility and scale, backed by financial strength, large land reserves, and a commitment to development of human talent will ensure the Company’s ability to deliver high returns and extend its track record of capitalizing on market growth.

Wilson Amaral
CEO -- Gafisa S.A.

Page: 3

Recent Developments

Strong Sales Performance of Mid/Mid-high Segments: During the first half of 2009, Gafisa had a very strong net sales performance with R$835 million. In addition to increased demand for Tenda’s affordable entry level products, Gafisa experienced strong sales of the mid/mid-high level products of Gafisa and Alphaville. Indicative of an improved demand scenario were three high-ticket launches. Gafisa launched two developments priced above R$500 thousand per unit: Vistta Santana, sold 44% in the first month and Estação Sorocaba sold 50% in the first week after launch. Additionally, Alphaville’s Granja Viana in greater São Paulo sold 82% over the first weekend and nearly sold out in two weeks.

Affordable Entry-Level Segment: Tenda is successfully integrating the operations of Fit and the Cotia development and is seeing the benefits of its unique sales platform to showcase products geared to the affordable entry-level market. During the second quarter sales were R$367 million on 4,366 units at an average price of approximately R$84,000. With the lowest price points in the industry, Tenda’s customers are able to benefit from the subsidies provided by the government’s recently announced housing program. As of May 2009, Tenda began to draw down on funds which have been fully disbursed from the R$600 million debenture raised through Caixa announced in the first quarter.

Diversified Geographies and Products: In December 2006, the Gafisa brand higher income product represented 100% of the Company’s revenues, pre-sales and launches and the Company was present in 10 states and 16 cities with 70 developments. At the end of the second quarter 2009, Gafisa’s mid/mid-high products represent 69% of launches and 56% of pre-sales, while Tenda’s represent 31% of launches and 44% of pre-sales. The Company’s well-known brands are now present in more than 20 states and 99 cities.

2006 Debenture Covenant Successfully Renegotiated: On July 21, 2009, 97.65% of the debenture holders voted to remove the financial covenant restricting net debt to R$1.0 billion and provided the Company with additional financial flexibility with regard to the calculation of the net debt/equity covenant. In exchange for the changes to the existing covenants, Gafisa’s interest payment will increase to CDI + 3.25% from CDI + 1.3% as of July 1, 2009, a rate that is in line with current market rates. Additionally, the debentures may be redeemed at any time by the Company against payment of a premium equal to 2.5% calculated pro rata from July 31, 2009 until the date of redemption.

Completed Second Securitization: During the quarter, Gafisa completed its second securitization of receivables of 2009, a transaction which generated net proceeds of R$70 million.

Cancellation of Public Offering of Shares: Because of financial market conditions, Gafisa cancelled a previously announced equity offering on July 13, 2009. The Company’s expectations for achieving its consolidated sales guidance provided in 1Q09 of R$2.7 - R$3.2 billion have not changed, as proceeds from the offering were not planned as a source of funding to achieve the 2009 objectives. Since the cancellation of the offering, the financial markets have improved and the Company has received indications that, should it choose, it would have ample opportunity to tap the debt markets under favorable conditions.

Gafisa concluded the transfer of Cotia development to Tenda: At the end of June, Gafisa transferred to Tenda the Cotia project, at book value of approximately R$45.8 million, to be paid within 3 years.

SAP and Sarbanes-Oxley: The roll-out of the SAP management information system has been completed and the Company has been certified as Sarbanes- Oxley (“SOX”) compliant, without any material weakness. For 2009, the compliance effort will remain to ensure a continuous effective control environment, including all new and relevant affiliated companies.

Page: 4

Operating and Financial Highlights (R$000)	2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Launches (%Gafisa)	626,282	1,408,908	-55.5%	786,525	2,729,530	-71.2%
Launches (100%)1)	742,411	1,704,632	-56.4%	920,834	3,215,677	-71.4%
Launches, units (%Gafisa)	2,568	11,025	-76.7%	3,219	22,031	-85.4%
Launches, units (100%)1)	3,079	12,577	-75.5%	3,827	23,994	-84.1%
Contracted sales (%Gafisa)	835,442	764,235	9.3%	1,393,876	1,431,781	-2.6%
Contracted sales (100%)1)	984,308	866,476	13.6%	1,625,682	1,708,009	-4.8%
Contracted sales, units (% Gafisa)	5,894	5,627	4.7%	10,068	9,759	3.2%
Contracted sales, units (100%)1)	6,550	6,102	7.3%	11,055	10,671	3.6%

Net revenues	705,818	458,821	53.8%	1,247,705	813,574	53.4%
Gross profit	191,353	135,600	41.1%	345,992	245,737	40.8%
Gross margin	27.1%	29.6%	-244 bps	27.7%	30.2%	-247 bps
Adjusted EBITDA2)	142,184	84,286	68.7%	250,616	148,411	68.9%
Adjusted EBITDA margin2)	20.1%	18.4%	177 bps	20.1%	18.2%	184 bps
Adjusted Net profit3)	81,127	64,386	26.0%	138,179	111,599	23.8%
Adjusted Net margin3)	11.5%	14.0%	-254 bps	11.1%	13.7%	-264 bps
Net profit	57,768	42,759	35.1%	94,501	82,606	14.4%
EPS (R$)	0.44	0.33	34.2%	0.73	0.64	14.0%
Number of shares ('000 final)	130,338	129,463	0.7%	129,963	129,463	0.4%

Revenues to be recognized	3,092	1,857	66.5%	3,092	1,857	66.5%
Results to be recognized4)	1,125	667	68.6%	1,125	667	68.6%
REF margin4)	36.4%	35.9%	45 bps	36.4%	35.9%	45 bps

Net debt and Investor obligations	1,486,441	609,502	143.9%	1,486,441	609,502	143.9%
Cash and availabilities	1,056,312	776,464	36.0%	1,056,312	776,464	36.0%
Equity	1,717,246	1,610,263	6.6%	1,717,246	1,610,263	6.6%
Equity + Minority shareholders	2,264,340	1,649,780	37.3%	2,264,340	1,649,780	37.3%
Total assets	6,435,538	4,243,721	51.6%	6,435,538	4,243,721	51.6%
(Net debt + Obligations) / (Equity + Minorities)	65.6%	36.9%	1 bps	65.6%	36.9%	1 bps

(1) Gafisa's and Alphaville's numbers at 100% and Tenda's numbers at company stake
(2) Adjusted for expenses with stock options plans (non-cash)
(3) Adjusted for expenses with stock options plans (non-cash) and minority shareholders
(4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the present value method introduced by law 11638

Page: 5

Launches

Gafisa has been gradually increasing its launches based on a recovering market and is ready to react promptly if this trend continues. Consolidated launches totaled R$626 million, a 56% decrease when compared to 2Q08. 64% of Gafisa launches were projects with price per unit below R$500 thousand, while Tenda had nearly one third of its launches on projects with prices per unit below R$130 thousand. The Gafisa segment was responsible for 56% of launches, Alphaville accounted for 13% and Tenda for the remaining 31%.

The tables below detail new projects launched in the second quarters and first half of 2009 and 2008:

Table 1 - Launches per company per region

%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	São Paulo	241,308	200,627	20%	315,259	452,281	-30%
	Rio de Janeiro	38,995	85,653	-54%	63,202	193,884	-67%
	Other	71,695	309,271	-77%	111,899	440,169	-75%

	Total	351,998	595,551	-41%	490,360	1,086,334	-55%
	Units	813	2,157	-62%	1,291	3,112	-59%

Alphaville	São Paulo	46,570	0	---	46,570	0	---
	Rio de Janeiro	35,896	29,343	22%	35,896	29,343	22%
	Other	0	72,534	-100%	21,881	131,055	-83%

	Total	82,466	101,877	-19%	104,347	160,398	-35%
	Units	267	738	-64%	439	1,126	-61%

Tenda 1)	São Paulo	55,757	197,107	-72%	55,757	200,104	-72%
	Rio de Janeiro	0	60,361	-100%	0	134,659	-100%
	Other	136,061	454,012	-70%	136,061	1,148,036	-88%

	Total	191,818	711,480	-73%	191,818	1,482,799	-87%
	Units	1,488	8,131	-82%	1,488	17,794	-92%

Consolidated	Total - R$000	626,282	1,408,908	-56%	786,525	2,729,531	-71%
	Total - Units	2,568	11,026	-77%	3,218	22,032	-85%

Table 2 - Launches per company per unit price
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	< R$500K	224,958	453,890	-50%	303,517	719,250	-58%
	> R$500K	127,040	141,661	-10%	186,843	367,084	-49%

	Total	351,998	595,551	-41%	490,360	1,086,334	-55%

Alphaville	> R$100K; < R$500K	82,466	101,877	-19%	104,347	160,398	-35%

Tenda 1)	< R$130K	64,079	572,385	-89%	64,079	1,302,331	-95%
	> R$130K	127,739	139,095	-8%	127,739	180,468	-29%

	Total	191,818	711,480	-73%	191,818	1,482,799	-87%

Consolidated		626,282	1,408,908	-56%	786,525	2,729,531	-71%

(1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Page: 6

Pre-Sales

Pre-sales reached R$835 million, a 9% increase compared to R$764 million in 2Q08. Our pre-sales were equivalent to 133% of our launches. The Gafisa segment was responsible for 47% of total pre-sales, while Alphaville was responsible for 9% and Tenda for the other 44%. Considering Gafisa’s pre-sales, 56% came from units priced below R$500 thousand and 89% of Tenda’s pre-sales came from units with prices below R$130 thousand.

Pre-sales for projects launched before 2009 accounted for 74% of our total consolidated sales.

The tables below illustrate a detailed breakdown of our pre-sales for the second quarters and first half of 2008 and 2009:

Table 3 - Sales per company per region
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	São Paulo	198,855	181,521	10%	345,367	319,753	8%
	Rio de Janeiro	90,905	118,185	-23%	134,738	193,292	-30%
	Other	99,910	72,285	38%	179,697	221,319	-19%

	Total	389,670	371,991	5%	659,802	734,364	-10%
	Units	1,123	1,104	2%	1,923	1,906	1%

Alphaville	São Paulo	40,665	3,511	1058%	43,972	5,608	684%
	Rio de Janeiro	11,635	2,801	315%	20,721	5,222	297%
	Other	26,659	68,634	-61%	49,645	121,067	-59%

	Total	78,959	74,946	5%	114,338	131,897	-13%
	Units	406	431	-6%	622	745	-17%

Tenda 1)	São Paulo	139,195	66,510	109%	222,518	142,474	56%
	Rio de Janeiro	70,217	68,057	3%	109,695	131,550	-17%
	Other	157,401	182,729	-14%	287,522	291,495	-1%

	Total	366,813	317,296	16%	619,735	565,519	10%
	Units	4,366	4,092	7%	7,523	7,107	6%

Consolidated	Total - R$000	835,442	764,233	9%	1,393,875	1,431,780	-3%
	Total - Units	5,895	5,627	5%	10,068	9,758	3%

Table 4 - Sales per company per unit price
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	<R$500K	216,353	235,400	-8%	410,024	425,576	-4%
	> R$500K	173,318	136,592	27%	249,778	308,789	-19%

	Total	389,671	371,992	5%	659,802	734,365	-10%

Alphaville	> R$100K; < R$500K	78,959	74,946	5%	114,338	131,897	-13%

Tenda 1)	<R$130K	326,916	285,124	15%	545,734	527,877	3%
	> R$130K	39,897	32,174	24%	74,001	37,643	97%

	Total	366,813	317,298	16%	619,735	565,520	10%

Consolidated	Total	835,443	764,236	9%	1,393,875	1,431,781	-3%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Page: 7

Sales Velocity

The consolidated company attained a sales velocity of 24% in the second quarter of 2009 following a velocity of 16% in 1Q09. We maintained a well distributed sales speed among our projects with different launch dates.

Table 5 - Sales velocity per company
	Inventories end of period	Sales	Sales velocity
Gafisa	1,541,788	389,671	20.2%
AlphaVille	203,369	78,959	28.0%
Tenda	934,007	366,813	28.2%

Total	2,679,165	835,443	23.8%

Table 6 - Sales velocity per launch date
	2Q09

	Inventories end of period	Sales	Sales velocity
2009 launches	430,666	216,598	33.5%
2008 launches	1,285,833	274,157	17.6%
2007 launches	757,301	249,197	24.8%
2006 launches	205,365	95,491	31.7%

Total	2,679,165	835,443	23.8%

Operations

Gafisa is present in 20 different states and 99 cities, with 194 projects under development. Upholding our solid track record and nation-wide presence, Gafisa continues to launch successful projects in new regions and to deliver its projects according to schedule and budget.

Completed Projects

Gafisa completed 31 projects during 2Q09 with 2,894 units equivalent to a PSV of R$264 million. During the second quarter, Gafisa and Alphaville delivered 1 project each and Tenda delivered the remaining 29.

During the first half of 2009, Gafisa delivered 59 projects with 5,431 units, equivalent to a PSV of R$670 million. Tenda was responsible for delivering 51 projects, Alphaville, 2 projects and Gafisa delivered the other 7.

Land Bank

The Company’s land bank of approximately R$ 16 billion is composed of 303 different sites in 21 states, equivalent to more than 103 thousand units. In line with our strategy, 73% of our land bank was acquired through swaps – which require no cash obligations.

The table below shows a detailed breakdown of our current land bank:

Page: 8

Table 7 - Landbank per company per region
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)	(100%)
Gafisa	São Paulo	3,221	34%	32%	2%	7,788	8,058
	Rio de Janeiro	1,394	36%	33%	4%	2,222	2,483
	Other	2,702	59%	50%	9%	10,050	13,328

	Total	7,318	42%	38%	4%	20,060	23,869

Alphaville	São Paulo	1,006	97%	0%	97%	6,099	13,141
	Rio de Janeiro	268	98%	0%	98%	1,470	2,350
	Other	1,859	96%	0%	96%	14,439	20,010

	Total	3,133	97%	0%	97%	22,008	35,501

Tenda	São Paulo	1,948	12%	12%	0%	19,500	19,995
	Rio de Janeiro	1,944	21%	21%	0%	24,752	17,096
	Other	1,652	15%	15%	0%	17,469	25,937

	Total	5,544	15%	15%	0%	61,721	63,028

Total	São Paulo	6,175	74%	9%	65%	33,387	41,194
	Rio de Janeiro	3,607	66%	15%	51%	28,444	21,929
	Other	6,213	75%	15%	60%	41,958	59,275

	Total	15,995	73%	12%	61%	103,789	122,397

Note: %Swap refers to swap value over total land cost

Number of projects
Gafisa	90
AlphaVille	36
Tenda	177

Total	303

Table 8 - Landbank per company per unit price
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)	(100%)
Gafisa	<R$500K	4,530	27%	4%	4%	16,319	19,650
	> R$500K	2,787	15%	14%	1%	3,742	4,219

	Total	7,318	42%	38%	4%	20,061	23,869

Alphaville	> R$100K; <R$500K	3,133	97%	0%	97%	22,009	35,501

	Total	3,133	97%	0%	97%	22,009	35,501

Tenda	<R$130K	4,585	15%	15%	0%	53,844	55,116
	> R$130K	959	3%	3%	0%	7,877	7,912

	Total	5,544	18%	18%	0%	61,721	63,028

Consolidated	Total	15,995	0%	0%	0%	103,791	122,397

Page: 9

2Q09 - Revenues

Net operating revenues for 2Q09 rose 54% to R$705.8 million from R$458.8 million in 2Q08. In this quarter we started to demonstrate the advantages of serving all segments, with Tenda contributing 37% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 9 - Sales vs. Recognized revenues
		2Q09

%Gafisa - R$000		Sales	% Sales	Revenues	% Revenues
Gafisa	2009 launches	179,662	38%	7,555	2%
	2008 launches	118,484	25%	120,841	27%
	2007 launches	73,991	16%	196,461	44%
	2006 launches	96,492	21%	119,533	27%

	Total Gafisa	468,630	100%	444,390	100%

Tenda	Total Tenda	366,812	---	261,428	---

Total		835,442		705,818

2Q09 - Gross Profits

On a consolidated basis, 2Q09 Gross profit totaled R$191.4 million, an increase of 41% over 2Q08 and 24% over 1Q09, reflecting our continued growth and business expansion. Our gross margin for 2Q09 reached 27.1%, 244 basis points lower than 2Q08, partially because of a reclassification of our land cost recognition for unit swaps and partially because of an increase in capitalized interest from R$5.9 million in 2Q08 to R$20.2 million in 2Q09 (capitalized interest transferred to COGS represented 2.9% of Net revenues in 2Q09 and 1.3% in 2Q08, an increase of 157 basis points).

Page: 10

Table 10 - Capitalized interest
(R$000)		2Q09	2Q08
Gafisa	Initial balance	90,081	38,095
	Capitalized interest	14,936	20,576
	Interest transfered to COGS	(15,034)	(5,811)

	Final balance	89,983	52,860

Tenda 1)	Initial balance	1,443	124
	Capitalized interest	10,964	388
	Interest transfered to COGS	(5,152)	(86)

	Final balance	7,255	426

Consolidated	Initial balance	91,524	38,219
	Capitalized interest	25,900	20,964
	Interest transfered to COGS	(20,186)	(5,897)

	Final balance	97,238	53,286

1) Includes Fit Residencial and Bairro Novo in 2008

2Q09 – Selling, General, and Administrative Expenses (SG&A)

SG&A ratios were impacted by our initiatives in the affordable segment. The figures reflect our business diversification strategy, as Tenda’s sales platform will achieve its proper dilution as revenues and sales volumes ramp-up in the following quarters.

Page: 11

Table 11 - Sales and G&A expenses per company
(R$000)		2Q09	2Q08	1H09	1H08
Gafisa	Selling expeneses	23,679	27,366	46,745	46,516
	G&A expenses	38,978	32,595	67,831	62,337
	SG&A	62,657	59,961	114,576	108,853

	Selling expeneses / Sales	5.1%	6.1%	6.0%	5.4%
	G&A expenses / Sales	8.3%	7.3%	8.8%	7.2%
	SG&A / Sales	13.4%	13.4%	14.8%	12.6%

	Selling expeneses / Net revenues	5.3%	6.2%	6.0%	6.0%
	G&A expenses / Net revenues	8.8%	7.4%	8.7%	8.0%
	SG&A / Net revenues	14.1%	13.6%	14.8%	14.0%

Tenda 1)	Selling expeneses	27,502	3,557	51,043	5,826
	G&A expenses	20,334	6,058	47,399	12,401
	SG&A	47,836	9,615	98,442	18,227

	Selling expeneses / Sales	7.5%	3.3%	8.2%	3.1%
	G&A expenses / Sales	5.5%	5.7%	7.6%	6.6%
	SG&A / Sales	13.0%	9.0%	15.9%	9.6%

	Selling expeneses / Net revenues	10.5%	19.1%	10.8%	17.1%
	G&A expenses / Net revenues	7.8%	32.5%	10.1%	36.3%
	SG&A / Net revenues	18.3%	51.7%	20.9%	53.4%

Consolidated	Selling expeneses	51,182	30,923	97,788	52,342
	G&A expenses	59,312	38,653	115,230	74,738
	SG&A	110,493	69,576	213,018	127,080

	Selling expeneses / Sales	6.1%	5.6%	7.0%	5.0%
	G&A expenses / Sales	7.1%	7.0%	8.3%	7.1%
	SG&A / Sales	13.2%	12.6%	15.3%	12.0%

	Selling expeneses / Net revenues	7.3%	6.7%	7.8%	6.4%
	G&A expenses / Net revenues	8.4%	8.4%	9.2%	9.2%
	SG&A / Net revenues	15.7%	15.2%	17.1%	15.6%

1) Includes Fit Residencial and Bairro Novo in 2008

2Q09 – Other Operating Results

The merger of our subsidiary Fit into Tenda generated a gain to be amortized over the construction of Fit developments at the time of the merger. In 2Q09, our results show a positive impact of R$36.3 million, net of provisions.

2Q09 – Adjusted EBITDA

We adjust our EBITDA for expenses with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the second quarter totaled R$142.2 million, 69% higher than the R$84.3 million for 2Q08, with an adjusted margin of 20.1%, an increase of 177 basis points from 2Q08. Looking at Gafisa’s business, the adjusted EBITDA margin reaches to 23.3%, while Tenda’s reaches a lower 14.8% .

Page: 12

Table 12 - Adjusted EBITDA per company
(R$000)		2Q09	2Q08	1H09	1H08
Gafisa	Net profit	43,724	44,758	73,698	91,523
	(+) Financial result	13,783	(22,691)	23,543	(36,677)
	(+) Income taxes	16,037	17,889	26,378	31,348
	(+) Depreciation and Amortization	2,306	9,336	7,652	16,425
	(+) Capitalized interest	16,164	14,771	31,840	22,635
	(+) Minority shareholders	10,244	16,076	17,576	19,115

	EBITDA	102,258	80,138	180,687	144,369
	(+) Stock option plan expenses	1,235	5,550	7,782	9,877
	Adjusted EBITDA	103,493	85,689	188,469	154,247

	Net revenues	444,390	440,209	776,604	779,427
	Adjusted EBITDA margin	23.3%	19.5%	24.3%	19.8%

Tenda 1)	Net profit	14,044	(1,999)	20,804	(8,917)
	(+) Financial result	(1,063)	11	(1,614)	(14)
	(+) Income taxes	4,584	1,072	10,556	1,192
	(+) Depreciation and Amortization	4,093	(573)	6,730	1,779
	(+) Capitalized interest	5,152	86	7,351	125
	(+) Minority shareholders	9,365	0	13,789	0

	EBITDA	36,175	(1,403)	57,615	(5,835)
	(+) Stock option plan expenses	2,515	0	4,531	0
	Adjusted EBITDA	38,690	(1,403)	62,146	(5,835)

	Net revenues	261,428	18,612	471,101	34,147
	Adjusted EBITDA margin	14.8%	-7.5%	13.2%	-17.1%

Consolidated	Net profit	57,768	42,759	94,501	82,606
	(+) Financial result	12,720	(22,680)	21,929	(36,691)
	(+) Income taxes	20,621	18,961	36,934	32,540
	(+) Depreciation and Amortization	6,399	8,763	14,382	18,204
	(+) Capitalized interest	21,316	14,857	39,191	22,760
	(+) Minority shareholders	19,609	16,076	31,364	19,115

	EBITDA	138,434	78,736	238,302	138,534
	(+) Stock option plan expenses	3,750	5,550	12,313	9,877
	Adjusted EBITDA	142,184	84,286	250,616	148,411

	Net revenues	705,818	458,821	1,247,705	813,574
	Adjusted EBITDA margin	20.1%	18.4%	20.1%	18.2%

Note: Gafisa's EBITDA includes negative goodwill amortization (net of provisions) from deal with Tenda
1) Includes Fit Residencial and Bairro Novo in 2008

2Q09 - Depreciation and Amortization

Depreciation and amortization in 2Q09 reduced to R$6.4 million, compared to the R$8.8 million in 2Q08. We no longer amortize goodwill because a new accounting rule requires the assessment of such assets on a yearly basis to determine a reserve for impairment.

2Q09 - Financial Results

Net financial expenses totaled R$12.7 million in 2Q09, compared to R$22.7 million revenue in 2Q08, because of our higher net debt position.

Page: 13

2Q09 - Taxes

Income taxes, social contribution and deferred taxes for 2Q09 amounted to R$20.6 million versus R$19.0 million in 2Q08, a growth in line with the company’s operations. The effective tax rate was 21% in 2Q09 and 24% in 2Q08.

2Q09 - Adjusted Net Income

Net income in 2Q09 was R$57.8 million. However, if we consider the adjusted net income (before deduction of minority shareholders and stock option expenses) this figure reaches to R$81.1 million, posting a growth of 26% compared to R$64.4 in 2Q08 and an adjusted net margin of 11.5% .

2Q09 - Earnings per Share

Earnings per share were R$0.44 in 2Q09 compared to R$0.33 in 2Q08, a 35% increase. Shares outstanding at the end of the period were 130.0 million in 2Q09 and 129.5 million in 2Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.1 billion in 2Q09 from R$1.0 billion in 1Q09. Tenda results to be recognized stand for 37% of the consolidated amount. The consolidated margin in 2Q09 was 36.4%, being 37.0% from Gafisa and 35.3% from Tenda business.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 13 - Results to be recognized per company
(R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	Revenues to be recognized	1,905	1,700	1,844	12.1%	3.3%
	Costs to be recognized	(1,199)	(1,085)	(1,197)	10.6%	0.2%
	Results to be recognized (REF)	706	616	647	14.7%	9.0%
	REF margin	37.0%	36.2%	35.1%	111 bps	195 bps

Tenda1)	Revenues to be recognized	1,187	157	1,057	656.0%	12.3%
	Costs to be recognized	(768)	(105)	(701)	628.5%	9.6%
	Results to be recognized (REF)	419	52	356	712.4%	17.8%
	REF margin	35.3%	32.8%	33.7%	-82 bps	163 bps

Consolidated	Revenues to be recognized	3,092	1,857	2,901	66.5%	6.6%
	Costs to be recognized	(1,968)	(1,190)	(1,898)	65.4%	3.7%
	Results to be recognized (REF)	1,125	667	1,003	68.6%	12.1%
	REF margin	36.4%	35.9%	34.6%	135 bps	180 bps

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the present value method introduced by law
1) Includes Fit Residencial and Bairro Novo in 2008

Balance Sheet

Cash and Cash Equivalents
On June 30, 2009, cash and cash equivalents were equal to R$1.1 billion, 111% higher than R$500.8 million on March 31, 2009, and 36% higher than 2Q08’s R$776.5 million.

Tenda’s R$600 million debenture was received in early May. The amount is already available to Tenda and ready to be used in any projects that meet CEF specifications (83 projects currently qualify under the debenture).

Page: 14

Accounts Receivable

Total accounts receivable increased 8% to R$6.0 billion in June 2009, compared to R$5.6 billion in 1Q09, and increased 105% when compared to R$2.9 billion in June 2008, reflecting our high sales velocity from new launches.

Table 14 - Total receivables per company
(R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	Receivables from developments - ST	461,014	479,158	427,554	-4%	8%
	Receivables from developments - LT	1,484,807	1,174,461	1,471,092	26%	1%
	Receivables from PoC - ST	812,278	546,445	825,953	49%	-2%
	Receivables from PoC - LT	1,205,011	532,028	1,081,083	126%	11%

	Total	3,963,110	2,732,092	3,805,682	45%	4%

Tenda 1)	Receivables from developments - ST	931,494	86,631	362,025	975%	157%
	Receivables from developments - LT	255,728	92,722	735,020	176%	-65%
	Receivables from PoC - ST	177,048	20,866	156,908	748%	13%
	Receivables from PoC - LT	718,989	12,922	529,656	5464%	36%

	Total	2,083,259	213,141	1,783,609	877%	17%

Consolidated	Receivables from developments - ST	1,392,509	565,789	789,579	146%	76%
	Receivables from developments - LT	1,740,535	1,267,183	2,206,112	37%	-21%
	Receivables from PoC - ST	989,326	567,311	982,861	74%	1%
	Receivables from PoC - LT	1,924,000	544,951	1,610,739	253%	19%
	Total	6,046,369	2,945,234	5,589,291	105%	8%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP
1) Includes Fit Residencial and Bairro Novo in 2008

Table 15 - Total receivables maturity per company
(R$000)	Total	Until June/2010	Until June/2011	Until June/2012	Until June/2013	After June/2013
Gafisa	3,963,110	1,273,292	1,560,185	607,580	271,030	251,023
Tenda	2,083,259	1,108,542	606,822	179,648	73,307	114,939

Consolidated	6,046,369	2,381,835	2,167,007	787,228	344,338	365,961

Inventory (Properties for Sale)

Our inventory includes land, construction in progress and finished units. Our inventory reached R$1.79 billion in 2Q09, a decline of 3% as compared to R$1.85 billion registered in 1Q09. Considering our inventories at market value, we had a 7% decline from R$2.9 billion in 1Q09 to R$2.7 billion in 2Q09. Our inventory reduction was mainly driven by our good sales performance in this quarter.

Page: 15

Table 16 - Inventories per company
(R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	Land	558,984	575,190	531,829	-3%	5%
	Units under construction	617,156	647,840	685,126	-5%	-10%
	Finished units	121,130	77,646	118,638	56%	2%
	Total	1,297,270	1,300,676	1,335,593	0%	-3%

Tenda 1)	Land	188,778	105,341	192,276	79%	-2%
	Units under construction	279,744	16,048	288,758	1643%	-3%
	Finished units	24,133	0	31,599	---	-24%
	Total	492,655	121,389	512,633	306%	-4%

Consolidated	Land	747,762	680,531	724,105	10%	3%
	Units under construction	896,900	663,888	973,884	35%	-8%
	Finished units	145,263	77,646	150,237	87%	-3%

	Total	1,789,925	1,422,065	1,848,226	26%	-3%

1) Includes Fit Residencial and Bairro Novo in 2008

Table 17 - Inventories per company
PSV - (R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	2009 launches	293,807	---	80,855	---	263%
	2008 launches	801,983	757,078	927,289	6%	-14%
	2007 launches	444,003	642,798	508,459	-31%	-13%
	2006 and earlier launches	205,365	348,184	254,717	-41%	-19%
	Total	1,745,157	1,748,060	1,771,321	0%	-1%

Tenda 1)	2009 launches	136,859	---	---	---	---
	2008 launches	483,850	244,491	639,523	98%	-24%
	2007 launches 2)	313,298	101,345	469,479	209%	-33%
	2006 and earlier launches	---	---	---	---	---
	Total	934,007	345,836	1,109,002	170%	-16%

Consolidated	2009 launches	430,666	---	80,855	---	433%
	2008 launches	1,285,833	1,001,569	1,566,812	28%	-18%
	2007 launches	757,301	744,143	977,939	2%	-23%
	2006 and earlier launches	205,365	348,184	254,717	-41%	-19%
	Total	2,679,165	2,093,895	2,880,323	28%	-7%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Page: 16

Table 18 - Inventories per company
(Units)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	2009 launches	887	---	400	---	122%
	2008 launches	2,634	3,215	2,890	-18%	-9%
	2007 launches	1,608	2,562	2,167	-37%	-26%
	2006 and earlier launches	1,175	1,866	1,407	-37%	-16%
	Total	6,304	7,642	6,863	-18%	-8%

Tenda 1)	2009 launches	1,273	---	---	---	---
	2008 launches	4,797	1,745	6,571	175%	-27%
	2007 launches 2)	3,827	960	6,204	298%	-38%
	2006 and earlier launches	---	---	---	---	---
	Total	9,897	2,706	12,775	266%	-23%

Consolidated	2009 launches	2,160	---	400	---	440%
	2008 launches	7,431	4,960	9,461	50%	-21%
	2007 launches	5,435	3,522	8,371	54%	-35%
	2006 and earlier launches	1,175	1,866	1,407	-37%	-16%
	Total	16,201	10,348	19,638	57%	-18%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Table 19 - Inventories per conclusion status
	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total
Gafisa	463,651	735,696	338,077	47,520	160,214	1,745,157
Tenda	345,625	428,962	43,977	82,892	32,552	934,007

Total	809,275	1,164,658	382,054	130,411	192,766	2,679,165

Liquidity

On June 30, 2009, Gafisa had a cash position of R$1.1 billion and on the same date, Gafisa’s debt and obligations to investors totaled R$2,543 million, resulting in a net debt and obligations of R$1,486 million. As of June 30, 2009, our net debt and obligation to investors to equity and minorities ratio was 65.6% compared to 61.9% in 1Q09.

Our cash burn rate increased 8% in the quarter, from R$115 million in 1Q09 to R$124 million in 2Q09.

We have a total of R$3.4 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.9 billion in signed contracts and R$452 million in contracts in process, giving us additional availability of R$ 1.0 billion. We do not have exposure to foreign currency through financial instruments. We have R$100 million of debt raised by banks in foreign currency, which were swapped into CDI.

The following tables set forth information on our indebtedness as of June 30, 2009.

Page: 17

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Debentures	500,388	500,877	502,758	0%	0%
Project financing (SFH)	306,348	229,048	335,930	34%	-9%
Working capital	674,047	344,854	587,189	95%	15%
Downstream merger obligation	5,399	11,187	6,781	-52%	-20%

Total debt - Gafisa	1,486,182	1,085,966	1,432,658	37%	4%

Debentures	607,514	---	---	---	---
Project financing (SFH)	73,163	---	75,081	---	-3%
Working capital	75,894	---	54,947	---	38%

Total debt - Tenda 1)	756,571	---	130,028	---	482%

Total consolidated debt	2,242,753	1,085,966	1,562,686	107%	44%

Consolidated cash and availabilities	1,056,312	776,464	500,778	36%	111%

Investor Obligations	300,000	300,000	300,000	0%	0%

Net debt + Investor obligations	1,486,441	609,502	1,361,908	144%	9%

Equity + Minority shareholders	2,264,340	1,649,780	2,199,800	37%	3%

(Net debt + Obligations) / (Equity + Minorities)	65.6%	36.9%	61.9%	78%	6%

Table 21 - Debt maturity per company
Company (R$000)	Total	Until June/2010	Until June/2011	Until June/2012	Until June/2013	After June/2013
Debentures	500,388	106,388	96,000	173,000	125,000
Project financing (SFH)	306,348	158,414	137,377	9,762	795
Working capital	674,047	137,888	332,233	136,255	38,405	29,266
Incorporation of controlling company	5,399	5,399

Total debt - Gafisa	1,486,182	408,089	565,610	319,017	164,200	29,266

Debentures	607,514	7,514	0	150,000	150,000	300,000
Project financing (SFH)	73,163	34,749	24,045	14,369	0	0
Working capital	75,894	50,982	18,310	4,170	2,432	0

Total debt - Tenda 1)	756,571	93,245	42,355	168,539	152,432	300,000

Total consolidated debt	2,242,753	501,334	607,965	487,556	316,632	329,266

Page: 18

Debentures

Our 2006 debenture established that we could not have net debt over R$1 billion. Considering that we are now a much larger company, and this absolute covenant did not correspond to the current size and equity position of our company we renegotiated this covenant with bondholders, obtaining a 97.6% rate of approval. The prior covenant defined as net debt (excluding SFH debt)/equity 75% was changed to net debt (excluding project debt)/(equity + minority shareholders) 75%. Project debt includes SFH and FGTS funding, thus reducing the covenant measure to 9.0% as compared to 47.0% under the prior formula and allowing the company significant additional financing flexibility.

In exchange for the changes to the existing covenants, Gafisa’s interest payment will increase to CDI + 3.25% from CDI + 1.3% as of July 31, 2009, a rate that is in line with current market rates and represents an average increment of R$2.4 million in interest payment per year. Additionally, the debentures may be redeemed at any time by the Company with a 2.5% premium from July 31, 2009 to maturity date, calculated pro rata temporis from the date of redemption until the maturity date.

Table 22 - Debenture covenants - 4th emission
Debenture covenants - 4th emission - before	Status 1)	Debenture covenants - 4th emission - current	Status 1)
(Total debt - SFH debt - Cash) / Equity 75%	47.0%	(Total debt - Project debt - Cash) / (Equity + Minorities 2) ) 7!	9.0%
(Total receivables + Finished units) / Total debt 2.0x	2.8x	(Total receivables + Finished units) / Total debt 2.0x	2.8x

(Total debt - cash) < R$ 1.0 billion	1,186,441

		2) Minority shareholders, excluding minorities from FIDC

Table 23 - Debenture covenants - 5th emission
Debenture covenants - 5th emission - current	Status 1)
(Total debt - SFH debt - Cash) / Equity 75%	47.0%
(Total receivables + Finished units) / (Total debt - Cash) 2.	5.2x

1) Covenant status on June 30, 2009

Table 24 - Selected financials for covenant calculation
Financial statements (R$000)
Total debt	2,242,753
Project debt	987,025
SFH debt	379,511
Cash and availabilities	1,056,312
Total receivables	6,046,369
Receivables - PoC	2,913,326
Receivables - results to be recognized	3,133,043
Finished units	145,263
Equity + Minorities, excl. FIDC	2,205,569
Equity	1,717,246
Minority shareholders (excluding FIDC)	488,323

Page: 19

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equal to “Backlog of results” divided by “Backlog of Revenues” to be recognized in future periods (expressed as a percentage).

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – Residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

Page: 20

About Gafisa

We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 970 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism. We serve the lower income housing segments through our majority ownership stake in Construtora Tenda, S.A., a separate publicly-traded company on the Novo Mercado of the BM&FBOVESPA.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9242
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Page: 21

The following table sets forth projects launched during the first half of 2009:

Table 25 - Projects launched
Company	Project	Launch date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sold 30/Jun/09
Gafisa	Verdemar - F2	January	Guarujá - SP	100%	77	50,931	33%
Gafisa	Centro Empresarial Madureira	March	Rio de Janeiro - RJ	100%	195	24,208	44%
Gafisa	Brink Campo Limpo - F2	March	São Paulo - SP	100%	95	23,019	54%
Gafisa	Alegria - F2	April	Guarulhos - SP	100%	139	38,456	31%
Gafisa	Canto dos Pássaros	April	Porto Alegre - RS	80%	90	15,930	37%
Gafisa	Grand Park - Seringueira	May	São Luis - MA	50%	39	6,769	60%
Gafisa	Supremo Ipiranga	June	São Paulo - SP	100%	108	54,860	34%
Gafisa	Vistta Santana	June	São Paulo - SP	100%	179	117,964	45%
Gafisa	Sorocaba	June	Rio de Janeiro - RJ	100%	81	38,995	55%
Gafisa	Vila Nova São José - F1	June	São José - SP	100%	96	30,028	12%
Gafisa	Grand Park - Salgueiro	June	São Luis - MA	50%	39	6,844	45%
Gafisa	Stake acquisition 1)	---	---	90%	154	82,356	75%

Gafisa	---	---	---	---	1,291	490,360	45%

Alphaville	AlphaVille Caruaru	March	Caruaru - PE	70%	172	21,881	100%
Alphaville	Alphaville Nova Esplanada F2	June	Votorantim - SP	30%	51	10,306	65%
Alphaville	Conceito A Rio Costa do Sol	June	Rio das Ostras - RJ	100%	106	35,896	5%
Alphaville	Alphaville Granja Viana	June	São Paulo - SP	33%	110	36,264	82%

Alphaville	---	---	---	---	439	104,347	58%

Tenda	Vila Real Life	April	Salvador - BA	100%	178	14,866	60%
Tenda	FIT Giardino F1	April	Caxias do Sul - RS	70%	207	31,916	9%
Tenda	FIT Icoaraci	April	Belém - PA	80%	235	40,065	31%
Tenda	Le Grand Vila Real Tower	May	Belo Horizonte - MG	100%	92	9,162	71%
Tenda	Green Park Life Residence	June	Juiz de Fora - MG	100%	220	23,540	13%
Tenda	Vermont Life	June	Gov. Valadares - MG	100%	192	16,512	4%
Tenda	FIT Dom Jaime	June	São Bernardo - SP	100%	364	55,757	7%

Tenda	---	---	---	---	1,488	191,818	20%

Total	---	---	---	---	3,219	786,525	41%

1) Considers stake acquisition from partners in 9 different projects; %Gafisa is a weighted average

Page: 22

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on June30, 2009.

Company	Project	Launch date	Construction status		% Sold		Revenues recognized (R$000)
			2Q09	1Q09	2Q09	1Q09	2Q09	1Q09
Gafisa	Enseada Das Orquídeas	Aug-07	48%	41%	92%	83%	16,407	12,013
Gafisa	Parc Paradiso	Jun-07	42%	33%	99%	98%	14,634	8,437
Gafisa	London Green	Mar-08	70%	60%	71%	70%	14,304	10,833
Gafisa	Isla Residence Clube	May-07	81%	68%	92%	89%	11,791	10,490
Gafisa	Magic	May-07	62%	49%	61%	50%	11,594	6,603
Gafisa	Península Fit	Sep-06	100%	100%	88%	79%	10,643	1,895
Gafisa	Blue Land Spe 36	Oct-05	100%	100%	87%	67%	10,250	1,270
Gafisa	Pq Barueri Cond - F1	Nov-08	28%	19%	60%	56%	9,705	5,941
Gafisa	Terraças Alto Da Lapa	Nov-07	58%	48%	82%	78%	9,306	7,157
Gafisa	Chácara Santana	Nov-08	33%	18%	90%	72%	9,165	7,624
Gafisa	CSF Acacia	May-07	82%	70%	100%	98%	8,336	4,865
Gafisa	Vision	Dec-07	57%	51%	85%	80%	8,272	6,178
Gafisa	Hype Residence Service	Nov-04	100%	100%	83%	59%	7,601	750
Gafisa	Acqua Residencial	Mar-07	64%	54%	48%	42%	7,556	4,104
Gafisa	Supremo	Sep-06	51%	46%	92%	90%	6,787	5,489
Gafisa	CSF Paradiso	Nov-06	100%	86%	99%	99%	6,569	5,721
Gafisa	Nova Petropolis Sbc - 1ª Fase	Mar-08	42%	35%	45%	40%	6,499	3,062
Gafisa	Collori	Oct-06	81%	71%	99%	97%	6,340	8,326
Gafisa	Privilege Residencial Spe	Sep-07	46%	32%	84%	84%	6,164	1,163
Gafisa	Acquarelle	Mar-07	44%	29%	77%	71%	6,117	1,970
Gafisa	CSF Prímula	May-07	79%	69%	99%	91%	5,330	3,356
Gafisa	Rua Das Laranjeiras 29	Apr-08	59%	52%	100%	99%	5,297	2,560
Gafisa	Vivance Res. Service	Jan-07	76%	63%	90%	87%	5,027	3,812
Gafisa	Olimpic Bosque Da Saúde	Nov-06	60%	54%	86%	84%	4,595	2,073
Gafisa	Forest Ville	Sep-06	83%	65%	100%	99%	4,078	3,556
Gafisa	Garden Ville	Sep-06	94%	73%	100%	99%	3,869	1,390
Gafisa	Grand Valley	Mar-07	73%	63%	65%	62%	3,725	2,859
Gafisa	Reserva Do Lago - F1	Feb-07	81%	65%	82%	81%	3,712	2,397
Gafisa	Art Ville	Apr-07	53%	39%	96%	94%	3,701	728
Gafisa	Espacio Laguna - F1	Jun-06	96%	93%	88%	82%	3,514	6,152
Gafisa	Mirante Do Rio	Oct-06	96%	85%	100%	100%	3,435	689
Gafisa	Palm Ville	Apr-07	50%	35%	94%	91%	2,981	472
Gafisa	Secret Garden	May-07	59%	47%	70%	69%	2,859	2,495
Gafisa	Fit Residence Service Niterói	Aug-06	84%	71%	86%	86%	2,841	729
Gafisa	Celebrare Residencial	Mar-07	52%	44%	78%	78%	2,783	2,463
Gafisa	Reserva Bosque Resort - F1	Sep-08	6%	0%	99%	99%	2,451	127
Gafisa	Quintas Do Pontal	Sep-08	55%	46%	24%	22%	2,403	7,582
Gafisa	Felicita	Nov-06	93%	87%	99%	98%	2,373	3,412
Gafisa	Reserva Do Bosque - F2	Oct-08	9%	0%	62%	58%	2,339	31
Gafisa	Terraças Tatuape	Jun-08	28%	26%	55%	42%	2,231	4,662
Gafisa	Solares Da Vila Maria	Nov-07	41%	37%	100%	100%	2,073	2,890
Gafisa	Vila Nova São José - F1A	Oct-08	6%	0%	57%	35%	1,978	0
Gafisa	Reserva Sta Cecilia	Nov-07	25%	15%	21%	21%	1,909	0
Gafisa	Mistral	Jun-08	12%	7%	75%	61%	1,897	1,510
Gafisa	Magnific	Mar-08	39%	32%	63%	63%	1,815	959
Gafisa	VP Horto - F2	Jan-08	36%	34%	97%	97%	1,735	874
Gafisa	Riv Pta Negra Ed Marseille	Jan-04	100%	100%	81%	76%	1,452	65
Gafisa	Ecolive	Aug-08	11%	8%	70%	57%	1,362	1,742
Gafisa	Bairro Novo Cotia 1						0	2,961
Gafisa	Others						112,909	125,374

Gafisa	---	---	---	---	---	---	384,717	301,806

Alphaville	Alphaville Jacuhy	Dec-07	49%	33%	95%	95%	17,900	1,071
Alphaville	Alphaville Rio Costa do Sol	Sep-07	56%	45%	100%	98%	10,624	4,544
Alphaville	Alphaville Barra da Tijuca	Dec-08	71%	55%	73%	71%	5,045	4,530
Alphaville	Alphaville Burle Marx	Mar-05	100%	100%	44%	39%	4,147	848
Alphaville	Alphaville Londrina II	Dec-07	62%	56%	86%	75%	4,127	2,193
Alphaville	Alphaville Cuiabá II	May-08	68%	51%	60%	46%	3,904	1,331
Alphaville	Alphaville João Pessoa	Mar-08	56%	43%	100%	100%	3,316	2,818
Alphaville	Alphaville Campo Grande	Mar-07	99%	96%	89%	83%	2,863	714
Alphaville	Alphaville Recife	Aug-06	99%	98%	96%	96%	793	2,999
Alphaville	Alphaville Gravataí	Jun-06	100%	99%	81%	78%	774	1,258
Alphaville	Alphaville Eusébio	Sep-05	100%	100%	90%	88%	711	928
Alphaville	Alphaville Araçagy	Aug-07	87%	80%	94%	92%	544	4,379
Alphaville	Alphaville Salvador II	Feb-06	100%	100%	97%	96%	207	551
Alphaville	Alphaville Natal	Feb-05	100%	100%	100%	100%	0	0
Alphaville	Others						4,717	2,243

Alphaville	---	---	---	---			59,673	30,408

Tenda	---	---	---	---			261,428	209,673

Total	---	---	---	---	---	---	705,818	541,887

Page: 23

Consolidated Income Statement

R$ 000	2Q09	2Q08	1Q09	1H09	1H08	2Q09 X 2Q08	2Q09 X 1Q09

Gross Operating Revenue	733,197	476,995	565,811	1,299,008	843,243	53.7%	29.6%

Deductions	(27,379)	(18,174)	(23,924)	(51,303)	(29,669)	50.6%	14.4%

Net Operating Revenue	705,818	458,821	541,887	1,247,705	813,574	53.8%	30.3%

Operating Costs	(514,465)	(323,221)	(387,248)	(901,713)	(567,837)	59.2%	32.9%

Gross profit	191,353	135,600	154,639	345,992	245,737	41.1%	23.7%

Operating (Expenses) Income
Selling Expenses	(51,182)	(30,923)	(46,606)	(97,788)	(52,342)	65.5%	9.8%
General and Administrative Expenses	(59,312)	(38,653)	(55,918)	(115,230)	(74,738)	53.4%	6.1%

Other Operating Revenues	36,259	(2,144)	29,877	66,136	(2,882)	0.0%	21.4%

Depreciation and Amortization	(6,400)	(8,763)	(7,982)	(14,382)	(18,204)	-27.0%	-19.8%

Operating results	110,718	55,116	74,010	184,728	97,570	100.9%	49.6%

Financial Income	37,768	26,321	35,527	73,295	44,915	43.5%	6.3%
Financial Expenses	(50,488)	(3,641)	(44,736)	(95,224)	(8,224)	1286.5%	12.9%

Income Before Taxes on Income	97,998	77,796	64,801	162,799	134,261	26.0%	51.2%

Deferred Taxes	(16,102)	(14,463)	(10,001)	(26,103)	(24,280)	11.3%	61.0%
Income Tax and Social Contribution	(4,519)	(4,498)	(6,312)	(10,831)	(8,260)	0.5%	-28.4%

Income After Taxes on Income	77,377	58,835	48,488	125,865	101,721	31.5%	59.6%

Minority Shareholders	(19,609)	(16,076)	(11,755)	(31,364)	(19,115)	22.0%	66.8%

Net Income	57,768	42,759	36,733	94,501	82,606	35.102%	57.265%

Net Income Per Share (R$)	0.4432	0.3303	0.2826	0.7250	0.6381	34.2%	56.8%

Page: 24

Consolidated Balance Sheet

R$ 000	2Q09	2Q08	1Q09	2Q09 X 2Q08	2Q09 X 1Q09

ASSETS
Current Assets
Cash and Cash Equivalents	1,056,312	776,464	500,778	36.0%	110.9%
Receivables from clients	989,326	783,335	982,861	26.3%	0.7%
Properties for sale	1,250,203	1,335,101	1,429,411	-6.4%	-12.5%
Other accounts receivable	78,141	154,383	137,787	-49.4%	-43.3%
Deferred selling expenses	13,237	3,297	15,247	301.4%	-13.2%
Deferred taxes	2,879	0	0	---	---
Prepaid expenses	22,098	9,561	25,602	131.1%	-13.7%

	3,412,196	3,062,141	3,091,686	11.4%	10.4%
Non-current Assets
Receivables from clients	1,924,000	725,748	1,610,739	165.1%	19.4%
Properties for sale	539,722	86,964	418,815	520.6%	28.9%
Deferred taxes	227,848	74,699	215,831	205.0%	5.6%
Other	79,253	51,784	141,246	53.0%	-43.9%

	2,770,823	939,194	2,386,631	195.0%	16.1%
Permanent Assets
Investments	195,088	204,281	195,088	-4.5%	0.0%
Property and equipment	49,126	34,764	45,130	41.3%	8.9%
Intangible assets	8,305	3,340	7,303	148.7%	13.7%

	252,519	242,385	247,521	4.2%	2.0%

Total Assets	6,435,538	4,243,721	5,725,838	51.6%	12.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	388,671	129,118	467,788	201.0%	-16.9%
Debentures	113,902	14,229	60,758	700.5%	87.5%
Obligations from land purchase and advances from clients	489,656	520,722	517,537	-6.0%	-5.4%
Materials and service suppliers	155,701	119,144	108,058	30.7%	44.1%
Taxes and contributions	120,624	90,843	134,683	32.8%	-10.4%
Payroll, payroll charges and profit sharing	71,159	34,496	60,226	106.3%	18.2%
Provision for contingencies	9,437	1,335	8,385	606.9%	12.5%
Dividends	26,106	0	26,106	---	0.0%
Deferred taxes	28,159	0	0	---	---
Other	103,128	70,931	138,464	45.4%	-25.5%

	1,506,543	980,817	1,522,005	53.6%	-1.0%

Non-current Liabilities
Loans and financings	746,180	455,972	592,140	63.6%	26.0%
Debentures	994,000	486,648	442,000	104.3%	124.9%
Obligations from land purchase	140,439	210,290	193,301	-33.2%	-27.3%
Deferred taxes	276,582	83,250	266,254	232.2%	3.9%
Provision for contingencies	67,532	18,136	43,634	272.4%	54.8%
Other	360,120	332,240	332,661	8.4%	8.3%
Negative goodwill on acquisition	15,608	26,589	17,249	-41.3%	-9.5%
Unearned income from partial sale of investment	64,194	0	116,794	#DIV/0!	-45.0%

	2,664,655	1,613,123	2,004,033	65.2%	33.0%

Minority Shareholders	547,094	39,517	544,458	1284.4%	0.5%
Shareholders' Equity
Capital	1,232,579	1,184,033	1,229,517	4.1%	0.2%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	189,389	206,805	188,315	-8.4%	0.6%
Revenue reserves	218,827	154,869	218,827	41.3%	0.0%
Retained earnings/accumulated losses	94,501	82,606	36,733	14.4%

	1,717,246	1,610,263	1,655,342	6.6%	3.7%

Total Liabilities and Shareholders' Equity	6,435,538	4,243,721	5,725,838	51.6%	12.4%

Page: 25

Consolidated Cash Flows

R$ 000	2Q09	2Q08

Net Income	57,768	42,759

Expenses (income) not affecting working capital
Depreciation and amortization	8,041	8,362
Goodwill / Negative goodwill amortization	(1,641)	401
Expense with stock option plan	3,746	5,550
Unearned income from partial sale of investment	(52,600)	-
Unrealized interest and finance charges, net	45,752	15,245
Deferred Taxes	16,102	14,463
Disposal of fixed asset	49	-

Decrease (increase) in assets
Clients	(319,726)	(370,206)
Properties for sale	58,301	(181,835)
Other receivables	128,667	(20,980)
Deferred selling expenses	(3,866)	14,074
Prepaid expenses	519	(884)

Decrease (increase) in liabilities
Obligations for purchase of land	(112,575)	138,564

Taxes and contributions	(14,059)	11,506
Tax, labor and other contingencies	24,950	522
Trade accounts payable	47,643	3,350
Advances from customers	31,832	114,348
Payroll, charges and provision for bonuses payable	10,933	(1,796)
	(76,844)	4,182

Minority Interest	13,571	22,332

Cash used in operating activities	(133,437)	(180,043)

Investing activities

Purchase of property and equipment and deferred charges	(13,089)	(14,058)

Restricted cash in guarantee to loans	(29,982)

Cash used in investing activities	(43,071)	(14,058)

Financing activities

Capital increase	3,062

Increase in loans and financing	930,036	292,467
Repayment of loans and financing	(292,999)	(17,404)
Assignment of credit receivables, net	3,581	(4,165)
Proceeds from subscription of redeemable equity interest in securitization fund	(10,935)	-
Cessão de Crédito Imobiliário - CCI	69,315	-
2007 dividends		(26,970)

Net cash provided by financing activities	702,060	243,928

Net increase in cash and cash equivalents	525,552	49,827

Cash and banks
At the beggining of the period	389,647	726,636
At the end of the period	915,199	776,463
Net increase in cash and cash equivalents	525,552	49,827

Page: 26

20.01 – OTHER RELEVANT INFORMATION

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		6/30/2009

		Common shares		Total shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	24,829,605	18.60%	24,829,605	18.60%
MORGAN STANLEY & CO.	USA	16,381,988	12.27%	16,381,988	12.27%
Marsico Capital	USA	13,636,367	10.22%	13,636,367	10.22%
FMR LLC (FIDELITY)	USA	9,243,190	6.93%	16,063,990	6.93%
Itaú	Brazil	7,265,028	5.44%	7,265,028	5.44%
Treasury shares		3,124,972	2.34%	3,124,972	2.34%
Other		58,981,668	44.19%	58,981,668	44.19%

Total shares		133,462,818	100.00%	133,462,818	100.00%

		6/30/2008

		Common shares		Total shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.75%	18,229,605	13.75%
Treasury shares		3,124,972	2.36%	3,124,972	2.36%
Other		111,233,316	83.89%	111,233,316	83.89%

Total shares		132,587,893	100.00%	132,587,893	100.00%

Page: 1

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2009

	Common shares		Total shares

	Shares	%	Shares	%

Shareholders holding effective control of the
Company	24,829,605	18.60%	24,829,605	18.60%
Board of directors	86,616	0.06%	86,616	0.06%
Executive directors	1,367,054	1.02%	1,367,054	1.02%
Fiscal counsil	-	0.00%	-	0.00%

Effective control shares, board members and officers	26,283,275	19.69%	26,283,275	19.69%

Treasury shares	3,124,972	2.34%	3,124,972	2.34%

Outstanding shares in the market (*)	104,054,571	77.97%	104,054,571	77.97%

Total shares	133,462,818	100.00%	133,462,818	100.00%

	6/30/2008

	Common shares		Total shares

	Shares	%	Shares	%

Shareholders holding effective control of the
Company	18,229,605	13.75%	18,229,605	13.75%
Board of directors	1,050,551	0.79%	1,050,551	0.79%
Executive directors	1,160,651	0.88%	1,160,651	0.88%

Effective control shares, board members and officers	20,440,807	15.42%	20,440,807	15.42%

Treasury shares	3,124,972	2.36%	3,124,972	2.36%

Outstanding shares in the market (*)	109,022,114	82.23%	109,022,114	82.23%

Total shares	132,587,893	100.00%	132,587,893	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

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3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

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21.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

Review Report of Independent Accountants

To the Management and Shareholders
Gafisa S.A.

1 We have carried out a limited review of the accounting information included in the Parent Company and Consolidated Quarterly Information (“ITR”) of Gafisa S.A. (“Company”) for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, of changes in shareholders’ equity and of cash flows, the performance report and the notes to the financial statements. This information is the responsibility of the Company's management. The review of the accounting information included in the quarterly information (“ITR”) of Construtora Tenda S.A. and its subsidiaries for the quarter ended June 30, 2009 was conducted by other auditors. In the quarterly information ("ITR") of Gafisa S.A., the investment in Construtora Tenda S.A. is stated on the equity method and represents an investment of R$ 660,632 thousand as of June 30, 2009, and equity in earnings of R$ 23,303 thousand for the period ended June 30, 2009. The accounting information in the consolidated quarterly information (“ITR”) of Construtora Tenda S.A. and its subsidiaries, with total assets of R$ 2,295,602 thousand as of June 30, 2009, are included in the consolidated quarterly information (“ITR") of Gafisa S.A. and its subsidiaries. Our limited review report, insofar it relates to the amounts included for Construtora Tenda S.A. and its subsidiaries, is solely based on the limited review report of these other auditors.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the Accounting, Financial and Operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information (ITR); and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our limited review and on the limited review report of other auditors, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 for such information to be stated in accordance with accounting practices adopted in Brazil and regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of quarterly information (ITR).

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4 As mentioned in Note 2 (a), in connection with the changes in the accounting practices adopted in Brazil in 2008, the statements of income, of changes in shareholders’ equity and of cash flows for the period ended June 30, 2008, presented for comparison purposes, were adjusted and have been restated pursuant to Accounting Standards and Procedures (NPC) 12 - "Accounting Practices, Changes in Accounting Estimates and Correction of Errors", approved by CVM Resolution No. 506/06.

São Paulo, July 31, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.